Province of Nova Scotia
(Canada)

This description of the Province of Nova Scotia is dated as of October 31, 2005 and appears as Exhibit (1) to the Province of Nova Scotia’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2005.

     This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to see or the solicitation of an offer to buy any Securities of the Province of Nova Scotia. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION
     This document appears as an exhibit to the Province of Nova Scotia’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on the Form 18-K for the fiscal year ended March 31, 2005. Additional information with respect to the Province of Nova Scotia is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments can be inspected and copied at the public reference facility maintained by the SEC at: Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or, without charge, from Province of Nova Scotia, Department of Finance, Legal Assistant, PO Box 187, 7th Floor, 1723 Hollis Street, Halifax, Nova Scotia, Canada, B3J 2N3.
     The SEC maintains an Internet site that contains reports, statements and other information regarding issuers that file electronically with the SEC. The address for the SEC’s Internet site is http://www.sec.gov.

     In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On October 28, 2005 the closing spot rate for the US dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, was $1.1779 See “Foreign Exchange” for information regarding the rates of conversion of US dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Nova Scotia ends March 31. “Fiscal 2005” and “2004-2005” refers to the fiscal year ending March 31, 2005, and unless otherwise indicated, “2004” means the calendar year ended December 31, 2004. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.
FORWARD-LOOKING STATEMENTS
     This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:
•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.
In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY
The information below is qualified in its entirety by the detailed information provided elsewhere in this document.
PROVINCE OF NOVA SCOTIA

Economy	Fiscal Year Ended March 31
	2000	2001	2002	2003	2004
	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$24,658.0	$25,942.0	$27,247.0	$28,912.0	$30,036
Personal Income	22,353.0	23,105.0	23,793.0	24,588.0	25,385
Capital Expenditures	4,711.0	5,186.6	5,890.2	5,654.1	5,846.0
Annual Increase in Consumer Price Index	3.5%	1.8%	3.0%	3.4%	1.8%
Population by July 1 (in thousands)	934.0	932.0	934.0	936.0	936.9
Unemployment Rate	9.1%	9.7%	9.7%	9.3%	8.8%

Revenues and Expenses - Consolidated Entity	Fiscal Year Ended March 31
	Restated	Restated	Restated	Restated	Restated
	2000(1)	2001(2)	2002(3)	2003(4)	2004	2005
	(in millions)
Revenues	$5,123.2	$5,515.0	$5,642.9	$5,673.0	$6,056.4	$6,594.7
Net Current Expenses	5,679.3	5,794.4	5,869.6	5,985.0	6,360.4	6,778.9

Deficit from Operations	(556.1)	(279.4)	(226.7)	(312.0)	(304.0)	(184.2)
Net Income from Government Business Enterprises	234.5	246.1	308.9	338.4	333.4	349.5

Provincial Surplus / (Deficit) before Unusual Item	(321.7)	(33.3)	82.2	26.4	29.3	165.3
Unusual Item (5)	(475.3)	179.8	31.0	1.4	8.7	0.0

Provincial Surplus/(Deficit) (6)	$(797.0)	$146.5	$113.2	$27.8	$38.0	165.3

Public Sector Funded Debt	As of March 31
	2000	2001	2002	2003	2004	2005
	(in millions unless otherwise indicated)
Total Provincial Funded Debt	$12,671.4	$13,436.5	$14,912.4	$14,308.8	$13,617.2	$12,461.6
Total Guaranteed and Contingent Debt	851.2	377.9	375.5	426.3	463.7	413.5
Total Underlying Debt	17.9	17.3	16.9	16.6	12.7	14.2

Total Public Sector Funded Debt	13,540.5	13,831.7	15,304.8	14,751.7	14,093.6	12,889.30
Less: Sinking Funds, Public Debt Retirement Funds	2,939.9	3,077.9	3,037.6	3,445.9	2,919.8	2,599.4

Net Public Sector Funded Debt	$10,600.6	$10,753.8	$12,267.2	$11,305.8	$11,173.8	10,289.9

Per Capita ($)	11,352.0%	11,515.0%	13,157.0%	12,098.0%	11,935.7	10,982.2
As a Percentage of:
Personal Income	49.5%	48.1%	53.1%	47.5%	45.7	% 40.5%
Gross Domestic Product at Current Market Prices	46.0%	43.6%	47.3%	41.5%	38.8	% 34.3%

(1)	Restated to reflect changes in accounting for sinking fund investment premiums and discounts. See “Government Finance – Accounting Changes”.

(2)	Restated to reflect changed in accounting policy for capital treatment of Industrial Parks and Malls. See “Government Finance – Accounting Changes”.

(3)	Restated to reflect accounting changes. See “Government Finance – Accounting Changes”.

(4)	Restated to reflect accounting changes. See “Government Finance – Accounting Changes”.

(5)	2000 – Provision for expected loss on sale of Sydney Steel Corporation (“Sysco”), including its unfunded pension liabilities and estimated environmental remediation; 2001 – Gain from sales of certain assets (net of related costs) of Nova Scotia Resources Limited (“NSRL”); 2002-Gain from sale of certain assets of NSRL ($30.8 million), Nova Scotia Innovation Corporation’s gain on sale of assets ($0.2 million); 2003 — $1.4 million gain on sale of NSRL assets; and 2004 — $8.7 million gain on sale of NSRL assets.

(6)	The Province is forecasting a surplus of $69.7 million for fiscal year 2005-06.

INTRODUCTION
Overview
     The Province of Nova Scotia (“Nova Scotia” or the “Province”) is the most populous of the four Atlantic Provinces of Canada (“Atlantic Canada”) and covers 20,402 square miles. It extends 360 miles in length and varies in width from 50 miles to 105 miles.
     According to estimates issued by Statistics Canada, the population of Nova Scotia was 937,889 as of July 1, 2005, and represented 2.9 % of Canada’s population of 32.3 million. The largest urban concentration in Atlantic Canada is the Halifax Regional Municipality (“Halifax”). Halifax Census Metropolitan Area, situated centrally on the Atlantic coast of the province, had a population of 359,183 as of July 1, 2001. Halifax, the capital of Nova Scotia, is the commercial, governmental, educational, and financial center of the province, and is also the location of an important naval base.
Political System of the Province of Nova Scotia
     The Legislature of Nova Scotia consists of the Lieutenant Governor and the Nova Scotia House of Assembly. The Nova Scotia House of Assembly is elected by the people for a term not to exceed five years. It may be dissolved at any time by the Lieutenant Governor on the advice of the Premier of the Province, who is traditionally the leader of the majority party in the Nova Scotia House of Assembly.
     The last Provincial general election was held on August 5, 2003. The Progressive Conservative Party was elected to a minority government and holds 25 seats in the House of Assembly. The official opposition in the House of Assembly is the New Democratic Party with 15 seats. The Liberal party holds 10 seats. There is one independent member and one vacancy. On September 29, 2005 Premier John Hamm announced his retirement to take effect once a successor is selected. A Progressive Conservative Party leadership convention has been scheduled for February 11, 2006.
     The executive power in the Province is vested in the Governor-in-council, comprising the Lieutenant Governor acting on the advice of the Executive Council. The Executive Council is responsible to the House of Assembly. The Governor General of Canada in Council appoints the Lieutenant Governor, who is the representative of the Queen in the Province. Members of the Executive Council are appointed by the Lieutenant Governor, normally from members of the House of Assembly, on the nomination of the Premier.
     The Parliament of Canada is composed of the Queen represented by the Governor General, the Senate, whose members are appointed by the Governor General upon the recommendation of the Prime Minister of Canada, and the House of Commons, whose members are elected by the people. The people of Nova Scotia are entitled to send 11 elected representatives to the 308 member House of Commons. Ten Senators represent Nova Scotia in the Senate.
     There are five levels of courts in the province. The Nova Scotia Court of Appeal is the general court of appeal in both civil and criminal matters. The Supreme Court of Nova Scotia is a court of original jurisdiction and as such has jurisdiction in all cases, civil and criminal, arising in the province except those matters or cases expressly excluded by statute. The Provincial Court is a court of record and every judge thereof has jurisdiction throughout the province to exercise all the power and perform all the duties conferred or imposed on a judge of the Provincial Court. In addition to hearing matters relating to provincial statutes and municipal by-laws, the Provincial Court is specifically authorized to hear certain matters under the Criminal Code of Canada. The Family Court is a court of summary procedure with jurisdiction in family matters including maintenance, child protection, child custody and family violence. The Family Court is designated as a Youth Court for hearing matters involving young people aged 12-15 inclusive. The Probate Court has jurisdiction and power to carry out the judicial administration of the estates of deceased persons and to hear and determine all questions, matters and things in relation thereto and necessary for such administration.

Constitutional Framework
     Similar to the British Constitution, the Constitution of Canada (the “Constitution”) is not contained in a single document, but consists of a number of statutes, orders, and conventions. Canada is a federation of ten provinces and three federal territories, with a constitutional division of responsibilities between the federal and provincial governments, as set forth in The Constitution Acts, 1867 to 1982. The Constitution Acts are divided into two fundamental documents. The Constitution Act, 1867 (formerly the British North America Act, 1867), provides for the federation of British North America provinces, and the Constitution Act, 1982 (the “1982 Act”), enacted by the parliament of the United Kingdom, provides, among other things, that amendments to the Constitution be effected in Canada according to terms of an amending formula.
     The 1982 Act also includes a Charter of Rights and Freedoms, which encompasses language rights, Aboriginal rights, principles of the reduction of regional economic disparities, and the making of fiscal equalization payments to the provinces by the Government of Canada, including an enumeration of other Acts and orders which are part of the Constitution.
Under the Constitution, each provincial government has exclusive jurisdiction to regulate:
•	health;

•	education;

•	municipal institutions;

•	property and civil rights;

•	forestry and non-renewable natural resources;

•	social services;

•	other matters of purely provincial or local concern;

•	raise revenue through direct taxation within its territorial limits; and

•	borrow monies on the credit of the province.
     The Federal Parliament of Canada is empowered to raise revenue by any system of taxation, and generally has jurisdiction over matters or subjects not assigned exclusively to the provincial legislatures. It has exclusive authority over such enumerated matters as:
•	the Federal public debt and property;

•	the borrowing of money on the public credit of Canada;

•	the regulation of trade and commerce;

•	currency and coinage;

•	banks and banking;

•	national defense;

•	the postal service;

•	shipping; and

•	navigation.

     As a province of Canada, Nova Scotia could be affected by political events in another province. For instance, on September 7th, 1995, the Government of Quebec presented a Bill to the National Assembly entitled An Act respecting the future of Quebec (the “Act”) that included, among others, provisions authorizing the National Assembly to proclaim the sovereignty of Quebec. The Act was to be enacted only following a favorable vote in a referendum. Such a referendum was held on October 30, 1995. The results were 49.4% in favor and 50.6% against.
     In 1996, the Government of Canada, by way of reference to the Supreme Court of Canada (the “Supreme Court”), asked the court to determine the legality of a unilateral secession of the Province of Quebec from Canada, either under the Canadian Constitution or international law. On August 20, 1998, the Supreme Court of Canada ruled that the Province of Quebec did not have the unilateral right of secession, and that any proposal to secede authorized by a clear majority in response to a clear question in the referendum should be construed as a proposal to amend the Constitution, which would require negotiations. These negotiations would have to deal with a wide array of issues, such as the interest of the other provinces, the Federal Government, the Province of Quebec, and the rights of all Canadians both within and outside the Province of Quebec, and specifically, the rights of minorities, including Aboriginal peoples.
Current Issues Concerning Native Persons
     The Mi’kmaq are the First Nations peoples of Nova Scotia and are descendants of the aboriginal people who resided in Nova Scotia prior to European contact.
     In 1999, the Supreme Court of Canada delivered two decisions in the case of R. v. Marshall that acknowledge, and at the same time, place limits upon, Mi’kmaq treaty rights to obtain a moderate livelihood from fishing, hunting, and gathering. See “Economy – Goods Producing Industries – Fisheries” for further details.
     In R. v. Marshall et al., the defendants were charged with cutting forest products on Crown land without a permit contrary to regulatory legislation. Aboriginal title and treaty rights were unsuccessfully argued as defenses for the cutting activities. The Nova Scotia Supreme Court dismissed an appeal of the conviction on March 1, 2002. A further appeal to the Nova Scotia Court of Appeal was heard in March 2003. The Nova Scotia Court of Appeal decided to send the matter back to trial. The Province applied to the Supreme Court of Canada for leave to appeal the Nova Scotia Court of Appeal’s decision. The Supreme Court of Canada decided to grant leave to appeal and the matter was heard before the Supreme Court of Canada January 17, 2005. On July 20, 2005 the Supreme Court of Canada allowed the appeal and the convictions were restored.
     The Federal Court of Appeal, during the approval process for the Maritimes & Northeast Pipeline, ruled that the National Energy Board (“NEB”) was required to ensure proper participation of Mi’kmaq organizations in its decision-making process respecting its construction and operation. Maritimes & Northeast Pipeline and the Mi’kmaq of Nova Scotia have settled this matter. However, there are pending legal actions against the Province by the Mi’Kmaq respecting: a) claims to aboriginal title to the lands on which the Maritimes & Northeast Pipeline Project is constructed; and b) claims arising out of an alleged failure by government to consult in relation to those lands. These actions have not proceeded beyond the preliminary pleadings stage since the actions were initiated in 1999/2000.
     On June 7, 2003, the Province of Nova Scotia, the Parliament of Canada, and the Mi’Kmaq of Nova Scotia entered into an Umbrella Agreement whereby the parties thereto agreed to work together in good faith to resolve mutual issues respecting treaty rights, aboriginal rights and Mi’Kmaq assertions of Aboriginal title in Nova Scotia. In the fall of 2003, the parties began discussions about a “Framework Agreement” with the intent of creating a road map of how the parties will move forward. A Framework Agreement would further identify the issues to be negotiated, as well as the goals, procedures, and a timetable for negotiations.

ECONOMY
     Nova Scotia has a diversified economy. The geographic location of Nova Scotia, being surrounded almost completely by water with more than 7400 km of coastline, has significantly contributed to the economy. The importance of the sea to the economy is witnessed in many industries such as fishing and aquaculture, oil and gas, naval defense, tourism, transportation and research.
     While many of the goods and services producing industries are directly or indirectly related to the manufacturing of Nova Scotia’s natural resources such as pulp and paper products and seafood products, the provincial economy continues to diversify into information age technologies and other such goods as diverse as motor vehicle tires.
     Exports are important to the economy of Nova Scotia as roughly 50% of all goods produced in Nova Scotia are exported, and, of that figure, over 80% are exported to the United States.
     Nova Scotia’s service sector is disproportionately larger than that of Canada as a whole. Much of this is due to Nova Scotia’s geographic location, which establishes it as the hub of the four Atlantic Provinces and therefore casts it as a natural regional service center.
Principal Economic Indicators
     The economy of Nova Scotia is influenced by the economic situation of its principal trading partners in Canada and abroad, particularly the United States. In 2004, Nova Scotia’s gross domestic product (“GDP”) at market prices was $30.0 billion, or 2.3% of Canada’s GDP. Compared with the levels for 2003, real GDP in chained 1997 dollars for Nova Scotia and Canada increased by 1.3% and 2.9%, respectively, in 2004. Total international and inter-provincial exports of goods and services from Nova Scotia in 2004 increased 3.6% over 2003. Manufacturers’ shipments for Nova Scotia increased by 7.4% in 2004 over 2003, compared to an increase of 8.5% for Canada. On July 15, 2005, the Conference Board of Canada forecast that Nova Scotia and Canada’s GDP growth at basic prices in 1997 dollars would be 1.8% and 2.6%, respectively, for 2005.

     The following table sets forth certain information about economic activity in Nova Scotia and, where provided, Canada, for the calendar years 2000 through 2004.
SELECTED ECONOMIC INFORMATION

						Compound
						Annual
						Rate of
	2000	2001	2002	2003	2004	Growth (1)
	(In millions unless otherwise indicated)
Gross Domestic Product (Nova Scotia:
Market Prices (2)	24,658	25,942	27,247	28,912	30,036	5.1%
Chained 1997 Dollars (3)	22,970	23,641	24,874	25,180	25,500	2.6%

Gross Domestic Product (Canada)

Market Prices (2)	1,076,577	1,108,048	1,154,204	1,216,191	1,290,185	4.6%
Chained 1997 Dollars (3)	1,020,488	1,038,702	1,070,789	1,092,388	1,124,428	2.5%

Personal Income	22,353	23,105	23,793	24,588	25,385	3.2%
Per Capita Personal Income (4)	23,933	24,791	25,447	26,269	27,092	3.1%
Capital Expenditures	4,711	5,187	5,890	5,654	5,846	5.5%
Retail Trade	8,956	9,278	9,840	10,015	10,297	3.6%
Value of Manufacturers’ Shipments	8,289	8,228	8,442	8,643	9,281	2.9%
Annual Increase in Consumer Price Index:
Nova Scotia	3.5%	1.8%	3.0%	3.4%	1.8%

Canada	2.7%	2.6%	2.2%	2.8%	1.9%

(1)	Compound annual rate of growth is computed by distributing the aggregate amount of growth during the period on the basis of a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.

(2)	Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies.

(3)	In 2001, Statistics Canada adopted the Fisher index formula for real GDP. These changes bring the Canadian (and Nova Scotia) measures in line with the United States which also uses the chain Fisher formula to measure real GDP

(4)	In dollars.

Sources:	Statistics Canada, Catalogue No. 13-213, 61-206,31-001,63-005 and CANSIM Table 080-0002,304-0015 and 326-0002.

Recent Developments
     The following table sets forth the most recently available information with respect to certain economic indicators for Nova Scotia and Canada.
RECENT DEVELOPMENTS

		Growth
	Period	Nova Scotia	Canada
Retail Trade (1)	Jan-Jul. 2005/ Jan.-Jul 2004	3.5%	7.1%

Housing Starts (all areas) (2)	Jan.- Jun.2005/ Jan.- Jun. 2004	5.2%	-2.3%

Unemployment Rate (3)	September 2005	8.4%	6.7%

Consumer Price Index	Jan.-Aug 2005/ Jan.- Aug. 2004	2.5%	2.1%

(1)	Seasonally adjusted.

(2)	These figures represent residential housing starts in both urban and rural areas.

(3)	These figures reflect the rate of unemployment (seasonally adjusted), not the growth rate of unemployment over the previous year period.

Sources:	Statistics Canada, Catalogue No. 71-001 PPB and CANSIM Tables 080-0014, 027-0007 and 326-0001.
Audit of Governance and Control Framework
     In fiscal 2004, the Province commissioned the firm of Deloitte Touche LLP to conduct an independent audit of the governance and control practices within the Nova Scotia Department of Finance. The objectives for this governance and controls assessment were to provide assurance that the objectives, policies, and procedures are consistent with the Department’s strategic plan; that major risks have been identified and to ensure that controls are in place to minimize risks.
     The Deloitte audit found that significant deficiencies existed with respect to the governance and control within the Nova Scotia Department of Finance. The audit concluded that actions must be taken to correct these deficiencies. The report also stated “fundamental governance structures and critical management controls, based on accepted practices, are not sufficiently in place to support the prudent management of assets. Accordingly, we are unable to provide assurance with respect to the objectives of the audit.” Further it was found that there existed within the current Debt Management Committee a “...lack of approved policies and procedures; and lack of certain competencies necessary to perform their delegated responsibilities.”
     The report contained a number of recommendations pertaining to the governance and control functions within the Department of Finance. The most significant recommendations include the restructuring of the existing Debt Management Committee into a governance body. This restructuring includes changes to both the role and membership of the Debt Management Committee. The formalization of a comprehensive strategic debt management plan is also a key recommendation of the report.
     It was further found that there exists a need for an independent function within the Department of Finance to monitor and conduct compliance reviews of Liability Management and Treasury Services and Investment Division activities. The recommendation suggested that this function be achieved through the creation of a “Middle Office” to oversee day-to-day control and monitoring of financial transactions.

     The Department of Finance developed action plans to respond to the report’s recommendations. The objective was to adhere to the overall spirit of the Deloitte recommendations where they were consistent with existing Provincial legislation. Additional research was required in instances where the recommendations were not specific or were inconsistent with existing Provincial legislation. The actions undertaken include a revamp of the Debt Management Committee (including changes to membership, policies and procedures); revising the Investment Advisory Committee (including changes to policies, procedures and processes). Additional policies such as the Trading and Signing Authority Policy, Conflict of Interest Policy, Statement of Investment Policy and Goals, and the Treasury Management Policy are being reviewed and updated. A “middle office” function was established and a new staff member, reporting separately to senior management has been added to the Department of Finance. These changes have not been audited since implementation of the project.
5900 Audit of the SAP systems deployed by the Provincial Government
     Deloitte Consulting Inc. was contracted by the Corporate Information Systems division of the Department of Finance to provide a Section 5900 Audit of the SAP systems deployed by the provincial government. This activity was the result of a recommendation by the Auditor General “that government address the need for an annual service auditor review and reporting on the controls surrounding the SAP infrastructure and related Corporate Information Systems services”.
     The first Section 5900 Audit was as at November 15, 2004 and was completed in January 2005. It identified exceptions in 10% of the control objectives. An exception is the notation of a control procedure which did not operate effectively, or evidence was not available to support the existence of the control. Management has developed an action plan to deal with the deficient control objectives and will monitor for correction. In summary, the table shows the control areas with exceptions, and the actions taken (or planned) by CIS management.

Control Area	Action Taken/Planned
Physical Access	Action Planned – Review and renegotiate the service contacts with the organizations that house the IT hardware for the production systems and the development/back up systems.

Access Control	Actions Taken – Changes were made to users’ access, and the policies around security and authorizations were modified.

Applications Systems Development & Maintenance	Planned Action – Improve project management by revising the policies and procedures for projects.

Other	Action Planned – Analysis is underway to improve reporting around the various service levels to each client.
     Section 5900 audit reports will now be undertaken on an annual basis and have become an important part of improved governance and control activities for the SAP systems with the Department of Finance.
Litigation
     The Canada Life Assurance Company has filed a statement of claim alleging a breach of contract by the Province in connection with a series of contracts that the Province had entered into with MFP Financial Services Limited. Canada Life Assurance Company is the successor to MFP Financial’s interest in these contracts. The contracts set out the terms and conditions of lease financing for equipment used by the Province. The claimed amount is approximately $22 million. The Province is unable to assess the likelihood of the outcome of this claim at this time. The Province has filed its statement of defense and has issued a third party claim against Aliant Telecom and Clear Link Capital who have also filed their statement of defense. The Province anticipates examination for discovery to take place during 2006.

Economic Structure
     Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.
     The following table shows the relative contribution of each sector to GDP in basic prices (chained 1997 dollars) for Nova Scotia and Canada for the calendar years indicated.
NOVA SCOTIA GROSS DOMESTIC PRODUCT BY INDUSTRY IN BASIC PRICES
(CHAINED 1997 DOLLARS)

						Compound	% of GDP
						Annual Rate of	in Basic Prices,
						Growth	2004
	2000	2001	2002	2003	2004	2000-2004	Nova Scotia	Canada
				(In millions)
Primary Sector:
Agriculture, Forestry, Fishing, and Hunting	608.2	661.0	649.8	636.7	597.3	0.5%	2.6	2.3
Mining and Oil, and Gas Extraction	580.8	594.2	629.7	537.4	537.1	-1.9%	2.3	3.6
Utilities	499.7	521.7	574.2	537.3	548.6	2.4%	2.4	2.5

	1,688.7	1,776.9	1,853.7	1,711.4	1,683.0	-0.1%	7.3	8.4

Secondary Sector:
Manufacturing	2,130.1	2,078.5	2,212.1	2,173.9	2,201.0	0.8%	9.6	17.4
Construction	1,161.3	1,271.6	1,224.2	1,326.6	1,318.7	3.2%	5.7	5.6

	3,291.4	3,350.1	3,436.3	3,500.5	3,519.7	1.7%	15.3	23.0

Service Sector:
Transportation and Warehousing	959.9	962.0	963.2	972.5	1,004.4	1.1%	4.4	4.8
Wholesale and Retail Trade	2,395.1	2,461.0	2,590.5	2,675.1	2,770.1	3.7%	12.1	12.0
Information and Culture Industries	845.1	934.8	1,016.7	1,040.7	1,052.6	5.6%	4.6	4.1
Finance and Insurance, Real Estate and	4,366.4	4,592.1	4,827.2	4,977.6	5,126.2	4.1%	22.3	20.1
Leasing, and Management of Companies Education Services	1,237.3	1,253.1	1,249.8	1,253.6	1,243.9	0.1%	5.4	4.3
Health Care and Social Assistance	1,653.6	1,771.0	1,829.8	1,882.6	1,902.4	3.6%	8.3	6.0
Arts, Entertainment, and Recreation	137.5	143.4	151.9	153.9	152.4	2.6%	0.7	0.9
Accommodation and Food Services	561.5	575.3	594.0	573.8	569.1	0.3%	2.5	2.2
Other (1)	1,403.4	1,480.6	1.563.6	1,615.8	1,624.5	3.7%	7.1	8.7
Public Administration	2,243.5	2,196.9	2,255.2	2,281.3	2,293.1	0.5%	10.0	5.5

	15,803.3	16,370.2	17,041.9	17,426.9	17,738.7	2.9%	77.2	68.6

Gross Domestic Product at Basic Prices	$20,860.1	$21,563.1	$22,396.1	$22,688.5	$22,983.2	2.5%	99.8	100.0

(1)	Includes the following industry categories: Professional, Scientific and Technical Services; Administrative and Support, Waste Management and Remediation Services; and , Other Services.

Sources:	Statistics Canada, Catalogue No. 15-203-XPB

Population and Labor Force
     According to estimates by Statistics Canada, the population of Nova Scotia was 937,889 at July 1, 2005 or 2.9% of the Canadian population of 32.3 million. During the period July 2000 to July 2004, the compounded annual population growth rate was 0.1% for Nova Scotia, as compared to 1.0% for Canada. Nova Scotia’s labor force grew at a compounded annual rate of 1.7% compared to 2.1% for Canada for the 2000 to 2004 calendar years period.
     In 2004, the Province’s labor force averaged 484,300 persons, representing 64.0% of the population 15 years of age and over. This is an increase of 0.9 percentage points in the participation rate over 2003. Nova Scotia’s unemployment rate decreased to 8.4% in September 2005, on a seasonally adjusted basis, versus the September 2004 level of 8.6%. This compares with rates of 6.7% and 7.0% respectively for Canada for the same periods. The unemployment rate for Nova Scotia reflects a decrease of 4,100 employed, a decrease in the labor force of 5,500 and a 1,300 persons decrease in the number unemployed, compared to the same period in 2004.
The following table sets forth Nova Scotia’s population and labor force for the 2000 to 2004 calendar years.
POPULATION AND LABOR FORCE

						Compound Annual Rate
	2000	2001	2002	2003	2004	of Growth
			(In millions unless otherwise indicated)
Total Population (July 1)	934	932	935	936	938	0.1%
Population 15 Years of Age and Over	739	743	748	753	757	0.6%
Labor Force	452	460	467	475	484	1.7%
Labor Force Employed	411	415	422	431	442	1.8%
Participation Rate (%):
Nova Scotia	61.2	62.0	62.5	63.1	64.0
Canada	65.8	65.9	66.9	67.5	67.6
Unemployment Rate (%):
Nova Scotia	9.1	9.8	9.6	9.1	8.8
Canada	6.8	7.2	7.7	7.6	7.2
Source: Statistics Canada, Catalogue Number 71F0004-XCB, 90-002-XPB and 91-213-XIB.

     The following table illustrates the distribution of employment in Nova Scotia by industry for the calendar years 2000 through 2004.
EMPLOYMENT BY INDUSTRY

						Compound
						Annual
						Rate of
	2000	2001	2002	2003	2004	Growth
	(In thousands)
Agriculture	6.8	7.5	6.6	6.6	5.5	-5.2%
Forestry, Fishing, Mining, Oil, and Gas	14.4	13.1	13.1	13.6	13.6	-1.4%
Utilities	2.8	2.8	2.8	2.6	2.5	-2.8%
Construction	23.8	24.4	24.1	24.9	28.1	4.2%
Manufacturing	42.2	42.6	43.4	44.5	43.2	0.6%
Wholesale and Retail Trade	73.6	75.2	77.1	72.7	73.7	0.0%
Transportation and Warehousing	20.0	20.4	20.4	20.4	21.5	1.8%
Finance, Insurance, Real Estate, and Leasing	22.2	20.8	22.2	22.4	22.7	0.6%
Professional, Scientific, and Technical Services	16.3	17.6	17.2	18.0	20.1	5.4%
Business, Building and Other Support Services	16.5	17.7	21.4	22.8	25.6	11.6%
Educational Services	31.4	32.3	32.5	33.7	36.1	3.5%
Health Care and Social Assistance	49.7	49.3	49.3	53.1	53.7	2.0%
Information, Culture, and Recreation	16.5	17.8	17.6	17.1	16.6	0.2%
Accommodation and Food Services	26.5	27.7	30.4	29.6	30.2	3.3%
Other Services	22.6	19.3	19.6	21.8	20.6	-2.3%
Public Administration	26.0	26.7	24.8	27.6	27.8	1.7%
Total — All Industries	411.1	415.4	422.4	431.3	441.6	1.8%

Source: Statistics Canada, Labour Force Historical Review 2004 CD-ROM No. 71F0004-XCB.

Income and Prices
     Personal income in Nova Scotia increased by 3.2% to $25,385 million in 2004 and average weekly wages increased by 2.5% to $611.93.
     The following table reflects the percentage increases in average weekly wages and salaries as well as the Consumer Price Index (“CPI”) for Nova Scotia and Canada for calendar years 2000 through 2004.
CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL AGGREGATE
(PERCENT INCREASE OVER PREVIOUS YEARS)

	Nova Scotia		Canada
	Average Weekly		Average Weekly
	Wages and Salaries	CPI	Wages and Salaries	CPI

2000	2.5%	3.5%	2.4%	2.7%
2001	2.0%	1.8%	1.7%	2.6%
2002	2.9%	3.0%	2.0%	2.2%
2003	1.1%	3.4%	1.4%	2.8%
2004	2.5%	1.8%	2.2%	1.9%
Source: Statistics Canada, Catalogue Number 72F0023-XCB and CANSIM Tables 281-0027 and 326-0002.

Capital Expenditures
     Capital expenditures consist of investment in new construction, and machinery and equipment in Nova Scotia by the private sector and all levels of government.
     The following table sets forth total capital expenditures for the 2001 to 2004 calendar years and investment intentions for 2005.
CAPITAL EXPENDITURES

	2001	2002	2003	2004 (1)	2005 (2)
Housing	$1,192.6	$1,313.4	$1,462.0	$1,614.3	$1,604.0
Public Administration, Education, Health, and Social Services	673.9	943.3	951.2	957.2	999.0
Wholesale and Retail Trade	279.0	276.4	295.2	298.5	300.9
Finance, Insurance, Real Estate, and Leasing	633.6	692.7	701.2	818.3	911.7
Manufacturing	488.2	451.7	435.0	395.3	434.1
Transportation and Warehousing	224.2	246.9	155.6	184.6	272.8
Information and Cultural Industries	342.8	289.4	258.5	212.4	231.7
Agriculture, Forestry, and Fishing	120.4	128.0	130.8	124.2	134.6
Mining and Mining Related	862.1	1,192.7	875.6	764.2	621.1
Other (3)	369.8	355.7	389.0	477.0	457.6

Total	$5,186.6	$5,890.2	$5,654.1	$5,846.0	$5,967.5

Private Sector	$4,516.8	$4,947.9	$4,688.0	$4,851.2	$4,923.4
Public Sector	669.8	942.3	966.1	994.8	1,044.1

Total	$5,186.6	$5,890.2	$5,654.1	$5,846.0	$5,967.5

Construction	$3,133.4	$3,241.6	$3,441.9	$3,615.4	$3,589.4
Machinery and Equipment	$2,053.2	$2,648.6	$2,212.2	$2,230.6	$2,378.1

Total	$5,186.6	$5,890.2	$5,654.1	$5,846.0	$5,967.5

(1)	Preliminary Actual

(2)	Investment Intentions as measured in February 2005.

(3)	“Other” includes Utilities; Construction; Professional, Scientific and Technical Services; Management of Companies and Enterprises; Administrative and Support, Waste Management and Remediation Services; Arts, Entertainment, and Recreation; Accommodation and Food Services; and Other Services.

Source:	Statistics Canada, Catalogue Number 61-206, February 23, 2005 and CANSIM Tables 026-0005 and 032-0002.

     The intentions survey for 2005 shows a 2.1% increase in capital expenditures over 2004, reflecting expectations of increased investment in the public sector, finance, insurance, real estate and leasing, manufacturing, transportation and warehousing, information and culture, and agriculture, forestry and fishing. Mining and mining related and other industries investments are expected to decline in 2005.
     The preliminary results for 2004 show an increase of 3.4% in capital expenditures over 2003, reflecting a robust pace in capital spending for the housing, finance, insurance, real estate and leasing, transportation and warehousing, as well as, other industries. These results were partially offset by a decline in spending for the manufacturing, information and cultural industries, and mining and mining related industries.
     Capital expenditures in 2003 decreased by 4.0% from 2002, reflecting lower spending in the following sectors: mining and mining related industries, public administration, manufacturing, transportation and warehousing, and information and cultural industries, despite a 10.4% increase in spending in housing construction.
     The growth in capital expenditures by 13.6% in 2002 over 2001 was mainly attributed to increases in offshore petroleum expenditures and housing construction.
     The growth in capital expenditures by 10.1% in 2001 over 2000 was mainly attributed to higher spending in the public sector, offshore exploration, and manufacturing.

Goods Producing Industries
     Manufacturing. The manufacturing industry is the largest contributor to the goods producing portion of Nova Scotia’s economy and accounted for 9.6% of GDP in 2004. The gross selling value of manufacturers’ shipments increased from $8,289 million in 2000 to an estimated total of $9,281 million in 2004, representing a compound annual rate of growth of 2.9%. This compares with a compound annual rate of growth of 1.4% for Canada over the same period.
     In 2004, the selling value of manufactured shipments was stronger than previous years noted on the table below due to increased demand for Nova Scotia produced goods, resulting in a 7.4% increase over 2003 figures. Part of the increased demand for Nova Scotia based goods was driven by the construction sector in the American economy (the value of domestic produced lumber exports grew by 38.5%). As well, Nova Scotia newsprint exports to the United States grew 9.7 percent. There was also strong growth in light petroleum oil preparations as the value of exports increased six-fold.
     The United States is the primary market for Nova Scotia’s international merchandise (primary and manufactures goods) trade. In 2004, $4.5 billion or 76.8% of the value of Nova Scotia’s international merchandise export went to the United States. Although the share to the United States had dropped slightly from 2003, exports were up 1.8%.
     Approximately 47% of manufacturing shipments (output) for Nova Scotia in 2004 was attributable to four major industry groups: food, paper and allied industries, wood industries, and transportation equipment. The food industry accounted for 22.2% of total shipments in 2004, with seafood products comprising 85% of the value of food shipments. The paper and allied industries, and transportation equipment industry represented 9.2% and 8.4%, respectively, of the value of manufacturing shipments. Three plants operated by Michelin North American (Canada) Inc. and a petroleum refinery (for which the specific output valued are not published but are included by Statistics Canada shown in “Other” in the table below) contributed to significant output within the manufacturing sector.
     In 2003, the value of manufacturing shipments increased 2.4% over 2002, reflecting an increase in demand for Nova Scotia produced goods from markets in the United States.
     The continuation of a slow moving economy in the Unites States during 2002 and thus less demand supported a modest increase of 2.6% in the value of manufacturing shipments in 2002 over 2001. The decrease of 17.4% in paper and allied industries was a major contributor to less robust growth. In total, merchandise exports to the United States were down by 9.2%.
     The value of manufacturing shipments for 2001 showed weakness due in part to a slowdown in the economy of the United States as evidenced by a decline of 0.7 % over year 2000.

     The following table sets forth the gross selling value of manufacturers’ shipments for Nova Scotia by industry group for the calendar years 2000 through 2004.
GROSS SELLING VALUE OF MANUFACTURERS’ SHIPMENTS

	2000	2001	2002	2003	2004
	(In millions)
Food	$1,887	$1,861	$2,026	$2,011	$2,062
Paper and Allied Industries	993	862	785	808	858
Wood Products	538	525	553	545	656
Machinery & Manufacturing	118	142	163	177	181
Ship & Boat Building	114	123	311	149	153
Transportation Equipment	906	742	791	707	777
Other (1)	3,733	3,773	3,803	4,246	4,594

	$8,289	$8,228	$8,442	$8,643	$9,281

(1)	Includes clothing, chemicals, primary metals, machinery, computer and electronic products, electrical equipment, furniture, refined petroleum and coal products, printing, and other figures for industry data considered confidential.

Source:	Statistics Canada, Catalogue Number 31-001-XPB and CANSIM table 304-0015.

     Construction. The construction industry is the second largest goods-producing industry in Nova Scotia. Its contribution to GDP in basic prices (chained 1997 dollars) was $1,318.7 million in 2004 and accounted for 5.7% of total GDP in basic prices (chained 1997 dollars). Construction activity accounted for 61.8% of total capital expenditures in 2004, an increase of 5.0% in 2004 versus a 10.0% increase in Canada in 2004. Compound annual growth in capital expenditures on construction in Nova Scotia was 7.2% for 2000 to 2004 time period, as compared to 9.1% for Canada. Increasingly robust growth was observed in capital expenditures for construction in the public sector, at 5.8% and 2.5%, respectively for Nova Scotia and Canada for 2000 to 2004 compounded annually.
     Canada Mortgage and Housing Corporation has reported that housing starts in all areas of Nova Scotia decreased by 7.4% in 2004 from 2003, compared to an increase of 6.9% at the national level over the same period. Capital expenditures on housing construction in Nova Scotia increased 10.4% in 2004 over 2003, versus a 14.0% increase in Canada for the same period. Construction associated with housing starts comprises only part of the capital expenditures on housing construction, nearly half of these expenditures are for residential renovations. Renovations in 2004 experienced a 15.6 % increase over 2003.
     Capital expenditures on non-residential construction increased 24.8% in 2004 in Nova Scotia versus an increase of 5.2% in Canada. According to building permit data much of the growth was in the commercial sector.
     In 2004, the total value of building permits in Nova Scotia increased by 11.0% from 2003, including an increase in the value of residential building permits of 13.2% and a 6.7% increase in the value of non-residential building permits. In Canada, the value of building permits increased by 9.5%.
     Fisheries. A large and diverse commercial fish and processing industry exists in Nova Scotia. Nova Scotia harvests over 50 different species of seafood, and exports these products to all major seafood markets. The Federal Government, through detailed stock assessment plans and quotas, manages fisheries resources.
     In 2004, the preliminary value of fish and marine products exported from Nova Scotia was $1,098.2 million, a decrease of 7.6% over 2003. Nova Scotia fish exports are the largest product group accounting for 18.6% of the value of all Nova Scotia exports in 2004.
     In 2003, the value of seafood products exported from Nova Scotia was $1,188.0 million, a decrease of 3.9 % over the 2002 level. The United States accounts for 63.4% of total seafood exports.
     Nova Scotia’s fish landings had a preliminary value of $697.6 million in 2004 a decrease of 15.5% from 2003. This decline was largely due to a reduction in the quatity of lobster. Shellfish, such as lobster, snow crab and scallops, accounted for 84.4% of the value of landings. Lobster is the predominant species and represented 41.4% of the total landed value. Groundfish, such as cod, haddock, and halibut accounted for 10.5%, and pelagic species, such as herring and swordfish, accounted for 5.1% of the total value of landings. Aquaculture contributed an additional $24.6 million to fish landings in 2004.

     The following table sets forth information with respect to the fishing and fish processing industry in Nova Scotia for the calendar years 2000 through 2004.
FISHING AND FISH PROCESSING INDUSTRY

	2000	2001(1)	2002(1)	2003(2)	2004(2)
Quantity of Fish Landings (millions of pounds) (3)	741.2	807.7	803.0	812.9	626.8
Value of Fish Landings (millions of dollars) (3)	704.6	784.6	801.1	825.9	697.6
Market Value of Fish Products Produced (millions of dollars) (4) (5)	1,230.6	1,490.7	1,522.1	1,569.2	1,325.5
Capital Investment (millions of dollars) (6)	53.1	62.6	64.5	64.9	69.2
Value of Exports of Fish and Marine Products (millions of dollars)	1,092.9	1,147.7	1,235.7	1,188.0	1,098.2

(1)	Revised.

(2)	Preliminary.

(3)	Does not include Aquaculture.

(4)	Estimated by Province of Nova Scotia.

(5)	Includes an estimate of market value for imported frozen fish processed net of raw material costs.

(6)	Includes fishing, hunting, and trapping.

Sources:	Department of Fisheries and Oceans, and Nova Scotia Department of Agriculture and Fisheries. Statistics Canada, Catalogue Number 61-205 and CANSIM Table 29-0005.
     Participation in, and regulation of, the fisheries was the subject of a 1999 decision of the Supreme Court of Canada. In September and November 1999, the Supreme Court held that under the Treaty of 1760, the Mi’kmaq are entitled “to continue to provide for their own sustenance by taking the products of their hunting, fishing and other gathering activities, and trading for what in 1760 termed ‘necessaries,’” which the Supreme Court interpreted as the ability to obtain a “moderate livelihood.” A moderate livelihood was described by the Supreme Court as including basics such as “food, clothing and housing, supplemented by a few amenities” but does not extend to the open-ended accumulation of wealth. The Supreme Court held that the right is subject to regulation. See “Introduction – Current Issues Concerning Native Persons.” The case was fact-specific in relation to eels, and determinations of what are appropriate hunting, fishing and gathering activities for modern Mi’kmaq will be decided by either a court on a case by case, fact specific basis, or through negotiations of the parties. Interim fishing agreements have been entered into by the Federal Department of Fisheries and Oceans with a majority of the native groups dealing with the issuance of limited licenses for specific fisheries, including lobster fishing zones, training, and acquisition of equipment. Licenses issued pursuant to these agreements are available as a result of Federal purchases of non-native licenses.

     Mining and Mineral Exploration. The gross value of the output of Nova Scotia’s mining industry was $278.3 million for 2004, representing a compound annual growth of -1.5% from 2000. The value of mineral production now published by Statistics Canada excludes the oil and gas portion of fuels. For information regarding Oil and Gas see “offshore Exploration and Development”.
     Nova Scotia’s 2004 production of gypsum and anhydrite amounted to 7.9 million tonnes, an increase of 15.7% from 2003, and accounted for 82.0% of the total dollar value of Canadian production of gypsum and anhydrite in 2004. Most of the gypsum is exported to the United States where the demand remains strong for wallboard production. Nova Scotia is also a producer of salt, limestone, pharmaceutical barite, stone, sand and gravel, quartz and gold.
     Exploration and development activity expanded for a number of mineral resources in 2004. The White Rock Mine began producing specialty quartz, while exploration activity on the part of a number of companies took place for gold and polymetallic iron oxide-copper-gold mineral deposits.
     Six surface coalmines are currently operating in Nova Scotia. Production information is currently unavailable due to confidentiality requirements of Statistics Canada. Coal mining activity continued in both the Sydney and Pictou coalfields in 2004. In the Sydney area, the Department of Natural Resources accepted tenders for reclamation surface mining in four areas where previous underground mining had occurred. In full production, these four operations will generate approximately 200,000 tonnes of coal annually and provide employment for 100 people. The Province issued a call for proposals on the Donkin coal resource block in the Sydney coalfield on December 13, 2004 and in the Pictou coalfield, Pioneer Coal Limited has received approval to extend its operations at the Stellerton surface mine. This extension will provide for an additional 1,400,000 tonnes of coal to be extracted over 6 years. When completed, this reclamation mining shall restore hundreds of hectares of land that were severely impacted by previous traditional mining, while simultaneously providing economic activity and employment for approximately 100 persons annually.
     Agriculture. The value of farm cash receipts was estimated at $451.4 million in 2004, compared with $414.3 million in 2000, representing a compound annual rate of growth of 2.2% for Nova Scotia as compared to 2.6% for Canada. The major components of agricultural production in Nova Scotia are dairy products, livestock, poultry, and eggs. In 2004, farm cash receipts in Nova Scotia rose 6.3% from the 2003 level, as compared to an increase of 6.1% for Canada. Compared to 2003, the 2004 receipts from crops fell 9.1% to $136.6 million, total livestock and products rose 12.2% to $289.4 million, and forest products increased 0.7% to $12.1 million. Although the beef part of the livestock industry has been impacted by the closure of the U.S. border to Canadian beef exports, other portions of the livestock and livestock products have performed well so that overall receipts from livestock products have climbed 12.2 percent in 2004 from the previous year.
     Forestry The total provincial harvest for 2004 was 6,888,524 cubic meters of roundwood, an increase of 13.2% compared to the 2003 harvest. Of this amount 1,437,173 million cubic meters or 21.0% represented exports. Finished lumber production, both softwood and hardwood, was reported at 1,784,500 cubic meters for 2004, a 6.2% decrease over 2003 level. Production of 1,680,300 cubic meters for 2003 is a 10.2% decrease over 2002. On February 24, 2005, the U.S. Dept. of Commerce set the countervailing duty on softwood lumber at 16.37 percent, down from 18.79 percent. On January 24, 2005, the anti-dumping duty was revised down to 3.78 percent, from 8.43 percent in April 2002. The new duties will be applied retroactively to May 22, 2002. A second administrative review will determine future rates from May 1, 2003 onward; these will not be set until late 2005. Nova Scotia is only subject to the anti-dumping duty.
     In 2004, the value of shipments by the wood products and the paper and allied industries was $655.8 million and $858.1 million, an increase of 20.4% and 6.2%, respectively, from the shipments in 2003. The increase in paper and allied sales reflect the stronger U.S. economy.

Exports
     Nova Scotia’s international merchandise exports of goods amounted to $5,859.1 million in 2004 compared with $5,219.3 million in 2000, representing a compound annual rate of growth of 2.9% over that period. In 2004, Nova Scotia’s international merchandise exports of goods increased by 7.0% over 2003 levels, due to an increased demand for Nova Scotia goods to the United States. In 2004, 25.8% of Nova Scotia’s GDP at market prices was from international exports of goods and services.
     The following table sets forth Nova Scotia’s top ten international exports for the calendar years 2000 through 2004.
INTERNATIONAL MERCHANDISE EXPORTS

						Compound
						Annual Rate
	2000	2001	2002	2003	2004	of Growth
			(millions)
Natural Gas	$768.9	$1,207.3	$803.6	$1,200.3	$1,116.2	9.8%
Fish and Seafood Products	1,106.7	1,159.6	1,255.2	1,194.3	1,104.7	0.0%
Tires	799.8	749.3	776.0	686.0	735.9	-2.1%
Paper for Printing	519.6	620.7	519.6	472.6	495.3	-1.2%
Lumber	259.3	235.4	246.6	191.3	250.8	-0.8%
Wood Pulp	246.4	224.6	189.0	191.1	219.5	-2.8%
Ship and Boat Building(1)	8.3	9.5	7.3	7.4	204.7	122.8%
Refined Petroleum Refineries	50.1	110.4	56.6	84.1	149.1	31.3%
Frozen Food Manufacturing & Preparations Containing Cocoa	84.3	85.4	89.2	113.1	142.5	14.0%
Non-Metallic Mineral Mining & Quarrying	100.7	87.3	72.0	75.9	89.2	-3.0%
Other	1,275.2	1317.3	1,329.8	1,259.2	1,351.2	1.5%

Total	$5,219.3	$5,806.8	5,344.9	$5,475.3	$5,859.1	2.9%

(1)	Data are assumed to include a floating or submersible drilling platform for 2004.
Source: Statistics Canada and Industry Canada.

Service Sector
     Overview. The Halifax metropolitan area is the largest financial and commercial service center in Atlantic Canada. The area is also one of Canada’s major medical and scientific communities, and the location of several federally sponsored scientific research institutions, including the Bedford Institute of Oceanography, and the National Research Council. The Halifax region is also home to several universities as it is a major education center for Atlantic Canada.
     The following table sets forth the percentage contribution to the GDP for the service sector by component for the calendar years 2000 through 2004.
SERVICE INDUSTRIES AS A PERCENTAGE OF TOTAL SERVICE PRODUCING INDUSTRIES

	2000	2001	2002	2003	2004
Transportation and Warehousing (1)	6.1	5.9	5.7	5.6	5.7
Wholesale and Retail Trade	15.2	15.0	15.2	15.4	15.6
Information and Culture Industries	5.3	5.7	6.0	6.0	5.9
Finance, Insurance, Real Estate, Renting and Leasing, and Management of Companies	27.6	28.1	28.3	28.6	28.9
Educational Services	7.8	7.7	7.3	7.2	7.0
Health Care and Social Assistance	10.5	10.8	10.7	10.8	10.7
Arts, Entertainment, and Recreation	0.9	0.9	0.9	0.9	0.9
Accommodation and Food Services	3.6	3.5	3.5	3.3	3.2
Other (2)	8.9	9.0	9.2	9.3	9.2
Public Administration	14.2	13.4	13.2	13.1	12.9

Total (3)	100.1	100.0	100.0	100.2	100.0

(1)	Includes Pipeline Transportation — See “Offshore Exploration and Development”.

(2)	Includes the following industrial categories: Professional, Scientific and Technical Services; Administrative and Support, Waste Management and Remediation; and Other Services.

(3)	Numbers may not add up due to rounding.
Source: Statistics Canada, Catalogue Number 15-203.

     Trade. The 2004 value of retail sales in Nova Scotia was $10,296.5 million in 2004, a 2.8% increase over the 2003 level. The compound annual rate of growth in retail sales was 3.5% in Nova Scotia and 4.8% in Canada during the 2000 to 2004 period.
     Transportation and Warehousing. Transportation and warehousing have been important factors in the economy of Nova Scotia throughout its history. Halifax harbor and the Strait of Canso are deep-water, ice-free harbors. The Port of Halifax is capable of handling vessels up to 150,000 metric tonnes, and the Strait of Canso can accommodate the world’s largest super-tankers.
     Port facilities at Halifax include 35 deep-water berths that are complemented by rail, air, and motor freight services. With two container terminals each capable of berthing two container ships simultaneously, Halifax is Canada’s third largest container port and the only port on the east coast of North America capable of handling fully laden Post-Panamax vessels. The total volume of cargo handled by the Port of Halifax in 2004 was 13.8 million metric tonnes. In 2004, containerized cargo tonnage amounted to 4.5 million metric tonnes. Bulk cargo, chiefly consisting of petroleum products and gypsum, totaled 9.0 million metric tonnes. Ro/Ro (roll-on/roll-off) and breakbulk accounted for the rest of the cargo tonnage shipped through the Port of Halifax. This Port serves as a trans-shipment point for automobile distribution throughout Atlantic Canada via ship and rail. The Port of Halifax also serves more container lines, with more direct calls to Europe, the Mediterranean, Middle East, Asia, South America, Central America, and the Caribbean than any other Canadian port. In addition, the Port of Halifax welcomed 122 cruise vessels and 212,834 passengers.
     Tourism. Approximately 2.2 million tourists visited Nova Scotia during 2004, an increase of 4.7% over 2003. Tourism receipts totaled $1.3 billion in 2004 compared to $1.27 billion in 2003, a 3.2% increase. The improvement in tourist visitation in 2004 was influenced by many events drawing tourists to the province, such as “Congrés Mondial Acadian” and Tall Ships 2004.
Energy
     There is one petroleum refinery operating in Nova Scotia. Crude oil for the refinery is obtained from foreign sources. Raw natural gas production in Nova Scotia was 4,174.0 millions cubic meters in 2004, a 6.6% decrease in production from 2003. This excludes production of natural gas liquids.
     The majority of electricity generated in Nova Scotia is from coal-fired facilities. Total electricity production in Nova Scotia for 2004 was 12,563.8 gigawatt hours, a 1.4% increase in production over 2003. Total utility generation was 12,338.1 gigawatt hours, a 1.7% increase over 2003. Total hydro generation was 922.5 gigawatt hours, a 17.5% decrease over 2003. Nova Scotia’s first utility scale wind turbines became operational in 2002. Electricity produced by the two 670 KW turbines, owned by Nova Scotia Power Inc. (“NSPI”), is being sold under a new green power rate structure.

Offshore Exploration and Development
     Since the beginning of exploration activity in the late 1960’s, substantial gas reserves and modest oil reserves have been discovered, including the six fields that are part of the Sable Offshore Energy Project (“SOEP”), and also the Deep Panuke Project. As of March 31, 2005, there were 4,589,476 hectares of land in the offshore region under active exploration licenses, including 83,023 hectares under significant discovery licenses and 33,858 hectares under production license.
     SOEP is a natural gas project located on the Scotia Shelf that commenced production on December 31, 1999. SOEP’s present production is approximately 410,000 million BTUs per day of gas and 19,000 barrels a day of natural gas liquids. The first phase, Tier I, of SOEP includes three fields at Thebaud, Venture, and North Triumph. The second phase, Tier II, of the project includes bringing on new fields to maintain production levels. The project’s fourth field at Alma entered into production in late 2003. South Venture went into production in late 2004. Development of the Glenelg field was suspended as it did not prove to be economical. SOEP expenditures through December 31, 2004 on development and operations have been $4.2 billion, 36.7% of the cost is covered by Nova Scotia. In addition to the producing gas field the SOEP project includes a gas plant at Goldboro and a fractionation plant at Point Tupper.
     ExxonMobil Canada Properties Ltd., Shell Canada Ltd., Imperial Oil Reserves, Pengrowth Energy Trust and Mosbacher Operating Ltd. are interest holders in SOEP. In 1999, the project partners signed a royalty agreement for this project with the Province. This agreement is expected to result in gross royalty revenues for the Province of $600 million to $1.1 billion dollars over the 15-year life of the project, excluding abandonment. There has been substantial variation in gas prices over the past year, and therefore, the Province provides royalty estimates as a range due to the unpredictability of natural gas prices.
     The royalty income from offshore gas and natural gas liquids for fiscal year 2005 was $28.2 million. As the transition to the 2 per cent gross royalty rate was based on length of production, all companies involved in SOEP moved to the 2 per cent gross royalty rate. Some companies have since progressed to another level on the royalty regime.
     On January 28th, 2005 the Province of Nova Scotia reached an agreement in principle with the Government of Canada that ensures that the Province will be the primary beneficiary of its offshore resource revenues. Under the agreement, Nova Scotia will receive 100 percent protection from Equalization “clawbacks” for eight years as long as the Province receives Equalization entitlements. This agreement, through 2012, is worth $1.1 billion to Nova Scotia and the Province received an upfront payment of $830 million, on July 4, 2005. These amounts were used to pay down the Provincial debt. In addition, this agreement provides for a further eight-year extension as long as Nova Scotia still qualifies for Equalization and that its per capita net debt does not become lower than that of at least four other provinces.
     The Maritimes & Northeast Pipeline provides transportation of SOEP gas to markets in Nova Scotia, New Brunswick, and the northeastern United States. This pipeline originates at the “tailgate” of the gas plant in Goldboro, Nova Scotia, continues in a westerly direction and crosses the New Brunswick-Nova Scotia border near Tidnish, Nova Scotia. This pipeline was developed at a capital cost of $1 billion and became operational in November 1999. The Halifax lateral, with a capacity of 124,000 million BTU’s per day, commenced service in November 2000. The Point Tupper lateral commenced service in June 2001.
     In 1999, PanCanadian Limited (now EnCana Corporation) announced that it made a significant gas find under the Panuke oil field. EnCana began front-end engineering and design work in 2001. The Deep Panuke Project was submitted for regulatory approval in March 2002. At the time, EnCana estimated that this $1.1 billion capital project would produce nearly 1.0 trillion cubic feet of gas over 11 years, with peak production beginning at 400 mmcf/d in 2006. In February 2003, EnCana called a “time out” to re-evaluate the economics of the proposed Deep Panuke Project. The Canada Nova Scotia Offshore Petroleum Board (“CNSOPB”), and the National Energy Board (“NEB”), the applicable regulatory authorities, have agreed to discontinue their public review of EnCana’s $1.1 billion Deep Panuke natural gas project.

     According to a December 3, 2003 EnCana press release, two exploration wells for the Deep Panuke Project, Margaree and Marcoh, have yielded encouraging results. EnCana has stated that the project will move forward based on competitive, risk-adjusted returns as compared with other projects in the company’s portfolio of investment opportunities. EnCana has held talks with two of the SOEP partners (ExxonMobil and Shell) about the possibility of tying Deep Panuke into the existing Sable infrastructure.
     Exploration rights are awarded for a nine-year period to the bidder making the highest work commitment. If this amount is not spent within an initial five-year period (extendable by one year more upon payment of $250,000) 25% of the deficiency is paid to the provincial government., the land is forfeited to the Crown if an exploration well is not drilled within this initial period. The total exploration spending commitment in the 33 active exploration license areas offshore Nova Scotia is $1.15 billion. The activity is split between the shallow waters near the SOEP and the much deeper waters off the edge of the Scotian Shelf. Exploration commitments related to 12 exploration licenses, worth an estimated $275 million in exploration spending, expired at the end of June 2004. Three exploration licenses were surrendered in September 2004 and six exploration licenses expired at the end of December 2004. Two exploration period licenses were also surrendered or expired. Total value of forfeitures to the Province for 2004-05 was $61.0 million.
     CNSOPB released a study of the deep-water potential in 2002. The report estimated a range between 15 and 41 trillion cubic feet of natural gas. This is in addition to earlier estimates of the potential along the Scotian Shelf and in the Maritimes basin, which is estimated at 18 trillion cubic feet of natural gas. Therefore, the total estimate of natural gas potential reserves in the Nova Scotia offshore area is 33 trillion cubic feet. The total estimate of oil and natural gas liquids potential reserves in the Nova Scotia offshore area is three billion barrels.
     In March 2002, a federally appointed Tribunal ruled on a boundary line delimiting offshore Nova Scotia and offshore Newfoundland and Labrador. This line settles a dispute between Nova Scotia and Newfoundland and Labrador as to the split between these two provinces on how much of the Laurentian Sub-basin lies in the territory of each province.
     Three Liquified Natural Gas (“LNG”) petrochemical plants are being proposed for Nova Scotia. Andarko Petroleum’s $650 million LNG plant in Bear Head received environmental approval from the Canadian Environmental Assessment Agency and the Province of Nova Scotia in August 2004, with production slated for late 2008. Andarko Petroleum has acquired the necessary land for the project from the Province and has secured access to the Maritimes and Northeast Pipeline. Keltic Petrochemicals has filed an environmental review for its $4.3 billion LNG/petrochemical plant in Goldboro. Statia Terminals has yet to file for an environmental review of its LNG plant in Point Tupper.

GOVERNMENT FINANCE
Overview
     Under the Canadian Constitution, the Province is granted certain exclusive powers, including the power to impose direct taxation within the province to raise revenue for Provincial purposes and the power to borrow money on the sole credit of the Province. Certain responsibilities assigned to the Province are, in turn, delegated to municipal governments and other local bodies within the province, such as school boards and local service commissions, under varying degrees of Provincial control.
     Municipal governments raise their own revenues from a number of sources, the most important of which is real property taxes, and also receive financial assistance from the Province. Municipal borrowing powers are strictly limited; operating deficits in any given year must be recaptured through taxation or other current revenues the following year. Municipal borrowings for capital purposes are subject to the approval of the Minister of Service Nova Scotia and Municipal Relations (“SNSMR”) of the Province and must be made through the Nova Scotia Municipal Finance Corporation. See “Certain Crown Corporations and Agencies – Nova Scotia Municipal Finance Corporation” below.
     The receipt of public revenues, the disbursement of public funds, the control of expenditures, and the keeping and auditing of the Public Accounts of the Province are governed by various Provincial statutes. All receipts and disbursements of public money of the Province’s departments and public service units flow through the Provincial Consolidated Fund. Such receipts and disbursements consist of revenue, expenditures, and other transactions. Any net cash requirement of the Consolidated Fund is provided for by the Province’s traditional sources of financing, including borrowings in the public and private financial markets and internal sources.
     Anticipated net revenue, net program expenses, capital expenditures, and net debt servicing costs included in the budgetary estimates of the Province are submitted for approval to the House of Assembly for each fiscal year. Authority for expenditure expires at the end of each fiscal year. Funds for expenditure may also be provided by special legislation and by order of the Lieutenant Governor in Council pursuant to the authority of the Provincial Finance Act. Loans and investments, including those to or on behalf of corporations and agencies owned or controlled by the Province, are generally made pursuant to the authority and limitations of various Provincial statutes and are not included in the annual budgetary estimates submitted to the House of Assembly for approval.
     The accounts and financial operations of the Province and the financial statements of certain crown corporations and agencies are subject to audit by the Auditor General, an official appointed by the Lieutenant Governor in Council under the Auditor General Act. Since the fiscal year ended March 31, 1999, the Auditor General has audited the consolidated financial statements of the Province.
     Figures shown through 2004-05 are historical actual audited figures. On April 26, 2005 the Minister of Finance submitted the budget for 2005-06, which is referred to herein as “Estimated 2006”. These estimates were revised as of August 31, 2005 and such revised numbers are referred to as “Forecast 2006”.
Specific Accounting Policies
     This section provides a brief overview of specific accounting policies in use by the Province.
     Beginning with the fiscal year ended March 31, 1999, the Province made significant changes to its basis of accounting. In 1999, the two most significant changes were in the areas of consolidated reporting and accounting for foreign exchange gains and losses. Accounting changes made in fiscal year 2004-05, as well as accounting changes made in prior years, are reflected within “Accounting Changes” below.

     Financial statements of the Province are prepared in accordance with Canadian generally accepted accounting principles for the public sector, which for purposes of the Province’s financial statements are represented by accounting recommendations of the Public Sector Accounting Board (“PSAB”) of the Canadian Institute of Chartered Accountants (“CICA”), supplemented where appropriate by other CICA and International Federation of Accountants accounting standards or pronouncements.

The Government Reporting Entity
     The government reporting entity is comprised of the Consolidated Fund, other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. Governmental Units and Government Business Enterprises represent the entities that are controlled by the Province at the financial statement preparation date without the need to amend legislation or agreements. Government Partnership Arrangements represent entities for which decision making and significant risks and benefits are shared with other parties outside of the Government Reporting Entity.
Principles of Consolidation
     This section describes the definitions of each governmental unit included in the consolidated financial statements of the Province. A Governmental Unit is a government organization that is not a Government Business Enterprise. Governmental Units include government departments, public service votes, funds, agencies, service organizations, boards, government not-for-profit organizations, and government business-type organizations. The accounts of Government Units are consolidated on a line-by-line basis after adjusting for differences in significant accounting policies with the exception of capitalization thresholds and depreciation methods and rates of controlled Governmental Units for which no accounting policy adjustments are performed. Significant inter-organization accounts and transactions are eliminated.
     A Government Business Enterprise is a self-sustaining organization that has the financial and operating authority to sell goods and services to individuals and non-government organizations as its principal activity and source of revenue. Government Business Enterprises have been accounted for on the modified equity basis that does not require any accounting policy adjustments. Net equity of Government Business Enterprises is included in government consolidated financial statements in the Consolidated Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Consolidated Statement of Operations and Accumulated Deficits. The largest GBE’s are the Nova Scotia Liquor Corporation and the Nova Scotia Gaming Corp.
     A Government Partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make a financial investment in the partnership, share control of decision-making, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. Where significant, government’s interest in partnerships is accounted for using proportionate consolidation.
     A complete overview of the organizations within the Government Reporting Entity is available within the Province’s Public Accounts, Volumes I and II for the fiscal year 2004-05.
Revenues
     Revenues are recorded on an accrual basis. The main components of revenue include interest, various taxes, and legislated levies. Revenues from Personal and Corporate Income Taxes, Harmonized Sales Taxes, Federal Equalization Payments, the Canada Health Transfer (“CHT”) and the Canada Social Transfers (“CST”) are accrued in the year earned based on estimates using statistical models. These revenues are recorded at the net amount estimated, after considering adjustments for tax credits and administrative costs related to the collection and processing performed by the Federal Government
Net Expenses
     Net expenses are recorded on an accrual basis and include the cost of supply inventories purchased during the year by the Consolidated Fund. Net Expenses include recoveries and fees that are directly related to the expenses, and are not normally considered to be revenues; recoveries and fees may include insignificant amounts from Governmental Units. Grants are recognized in the period during which both payment is authorized and any eligibility criteria are met. Provisions are made for probable losses on certain loans, investments, loan guarantees, accounts receivable, advances, forgivable loans, and for contingent liabilities when it is likely that a liability exists and the amount can be reasonably estimated. These provisions are updated as estimates are revised, at least on an annual basis.

Measurement Uncertainty
     Uncertainty in the determination of the amount at which an item is recorded in the Province’s financial statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be material difference between the recognized amount and another reasonably possible amount.
     Measurement uncertainty exists in the Province’s financial statements in the accruals for such items as pension, retirement and other obligations, environmental remediation obligations, and federal source revenues. The nature of the uncertainty in the accruals for pension, retirement, and other obligations arise because actual results may differ significantly from the Province’s various assumptions about plan members and economic conditions in the marketplace. Uncertainty exists for environmental remediation obligations because the actual extent of remediation activities required may differ significantly based on the actual extent of site contamination and the chosen remediation process. Uncertainty related to Sales and Income Taxes, Federal Equalization Payments, CHT and CST arises because of the possible differences between estimated and actual economic growth assumptions used in statistical models by the Province to accrue these revenues.
     Additional accounting policies are set forth in the Notes to the Public Accounts filed as Exhibit (2) to the Province’s Form 18-K for the fiscal year ended March 31, 2005.
Accounting Changes
     Future accounting changes are proposed for fiscal 2006. In the past inventory held for resale and consumption by the Consolidated Fund was expensed in the year received, as opposed to the year in which the inventory was consumed; the Consolidated Fund is planning to record inventory when it is purchased and expense the inventory in the year it is consumed in fiscal 2005-2006 since this project is ongoing, the impact of implementing this approach to the budgeted Provincial Surplus has not yet been determined.
     Certain accounting policy changes and corrections were made for fiscal year 2005. These changes have increased the Provincial surplus by $4.2 million in fiscal year 2005 and decreased the Provincial surplus by $4.5 million in fiscal year 2004. The most significant changes were:
Long-Term Disability Plan
     The Public Sector Accounting Board (PSAB) recognizes two acceptable methods of valuing plan assets, at fair market value, or at smoothed market value. In 2004-05, the Province retroactively changed its policy to employ the smoothing method for the assets of the Long-term Disability Plan. As a result, the difference between market related value and fair market value of assets is amortized to income over a five year period.
Prepaid Expenses
     Prepaid expenses of the Consolidated Fund were reclassified from accounts receivable to prepaid expenses.
Nova Scotia Legal Aid Commission
     The Commission offers health and insurance benefits to certain employees upon retirement. The obligation for this plan was valued during the 2005 fiscal period and recorded on a retroactive basis.

Significant Accounting Changes made for fiscal year 2004:
Tangible Capital Assets
     Amortization rates and capitalization thresholds were changed to better match the recognition of amortization expense over the useful life of each tangible capital asset. The change was adjusted on a prospective basis increasing the 2004 Provincial surplus by $23.8 million.
Teachers’ Salary Accrual
     A method to accrue teachers’ salaries was introduced in fiscal 2004. The accrual measures the timing differences between the costs of the teaching days worked versus teaching days paid as of March 31. The change was adjusted on a retroactive basis decreasing the Provincial surplus by $6.1 million in fiscal year 2004 and $3.0 million in fiscal year 2003.
Retirement Benefit Plans
     Corrections were made to two retirement benefits plans on a retroactive basis. These corrections reduced the Provincial surplus by $0.8 million in fiscal year 2004 and fiscal year 2003.
Significant Accounting Changes made for fiscal year 2003:
Pension Plan Assets
     A policy change was made to record pension fund assets at smoothed market related value rather than at fair market value at the end of each fiscal year. The market related values recognize asset market value gains and losses over a five-year period. This change increased the fiscal year 2003 Provincial surplus by $56.7 million and decreased the fiscal year 2002 Provincial surplus by $71.1 million.
Valuation Allowance
     To become compliant with generally accepted accounting principles, the Province implemented a valuation allowance for the accounting treatment of funded plans in a surplus position. This accounting treatment applies to the Public Service Superannuation Plan. Previously, the Province recognized 50% of the surplus and 50% of the related expense. With the accounting policy change, the carrying value of the surplus is reduced by the amount of the valuation allowance, and the change in valuation allowance is recognized in the current years’ expense. This change increased the Provincial surplus by $130.2 million in fiscal year 2003 and $256.9 million in fiscal year 2002.
Other Benefit Plans
     A policy change was made to record the retirement health benefits provided to pensioners to comply with recent PSAB changes. Benefits and interest on the obligation are recognized as earned. Experience gains and losses are amortized over the estimated average remaining service life. Previously, the Province recorded its share of premiums as expenses and included the obligation as a commitment. This change decreased the Provincial surplus by $34.3 million in fiscal year 2003 and $29.5 million in fiscal year 2002, and resulted in a net direct debt increase of $493 million at April 1, 2002.
     Several less significant accounting changes were also made in fiscal year 2003. The net impact of these changes was in increase in the Provincial surplus of $0.1 million in fiscal year 2003 and $11.2 million in fiscal year 2002.
     In fiscal year 2002, an accounting policy change was made respecting the treatment of Industrial Parks and Malls. In the past, they had been accounted for as Investments, and are now accounted for as Tangible Capital Assets and amortized over their useful life. The impact of this change was an increase of $0.7 million in the Provincial surplus for fiscal year 2002, and a decrease of $0.8 million in the Provincial surplus for fiscal year 2001.

     The following table sets forth a summary of the accounting changes outlined above.
ACCOUNTING POLICY CHANGES IMPLEMENTATION SCHEDULE

	2002	2003	2004	2005	2006
Policy Changes 2002
Tangible Capital Assets Refinements	X	X	X	X
Policy Changes 2003
Pension Accounting Refinements	X	X	X	X
Pension Asset Smoothing	X	X	X	X
Retirement Health Benefits	X	X	X	X
Consolidation of Special Purpose Funds	X	X	X	X
Non-Financial Assets:
Inventories of Supplies and Prepaid Expenses	X	X	X	X
Policy Changes 2004
Teachers’ Salary Accrual	—	—	X	X
Tangible Capital Asset refinements	—	—	—	X
Policy Changes 2005
Long-term Disability Plan	—	—	X	X
Prepaid Expenses	—	—	X	X
Nova Scotia Legal Aid Health & Insurance Benefit	—	—	X	X
Policy Changes 2006 (proposed)
Consumption measurement approach					X
     The financial information with respect to the Province set forth herein has been derived from several sources, including the consolidated financial statements of the Province. Unless otherwise indicated, amounts shown for the fiscal years ended March 31, 2001, 2002, 2003, 2004 and 2005 have been restated as described above. Unless otherwise indicated, amounts referred to as “forecasted for the year ended March 31, 2006” have been taken from the 2005-06 Forecast update.

     The Forecast, however, is not prepared on the same basis as the historical financial information. Revenues and expenses in the forecast reflect only those of the Consolidated Fund. The Provincial surplus includes results of the Consolidated Fund, consolidation and accounting adjustments for Governmental Units, and net income for Government Business Enterprises.

Summary of Budget Transactions and Borrowing Requirements
SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS OF THE
CONSOLIDATED ENTITY

	Restated	Restated	Restated	Restated
	2001(1)	2002(2)	2003(3)	2004(4)	2005
	(in millions)
Revenues	$5,515.0	$5,642.9	$5,673.0	$6,056.4	$6,594.7
Net program Expenses	4,622.2	4,671.4	4,905.0	5,287.5	5,711.8
Debt Servicing Costs	1,172.2	1,198.3	1,080.0	1,072.9	1,067.1

Total Net Expenses	5,794.4	5,869.6	5,985.0	6,360.4	6,778.9

Surplus/(Deficit)	(279.4)	(226.7)	(312.0)	(304.0)	(184.2)
Net Income/(loss) from Government Business Enterprises	246.1	308.9	338.4	333.4	349.5

Provincial Surplus/(Deficit) before Unusual Item	(33.3)	82.2	26.4	29.4	165.3
Unusual Item (5)	179.8	31.0	1.4	8.7	—

Provincial Surplus/(Deficit) (6)	146.5	113.2	27.8	38.1	165.3

Net Funding Requirements
Deficit/(Surplus)	(146.5)	(113.2)	(27.8)	(38.1)	(165.3)
Non-Cash Items (7)	119.5	652.2	32.0	(279.1)	(763.6)

Operating Requirements	(27.0)	539.0	4.2	(317.2)	(928.9)
Loan advances and Investing, net of repayments	(44.0)	7.5	16.4	29.3	104.8
Acquisition of Tangible Capital Assets	190.1	250.4	307.7	330.5	343.1
Sinking Fund Installments and Serial Retirements	266.5	286.7	235.1	58.8	75.1
Net Refinancing Transactions(8)	888.1	732.0	1,383.5	557.1	1,004.6

Net Funding Requirement	1,273.7	1,815.6	1,946.9	658.5	598.7
Financing of Net Funding Retirement
Change in Cash and Short-term Investments	24.9	(842.1)	1,012.2	(272.9)	137.0
Debt Issued	1,248.8	2,657.7	934.7	931.4	461.7

Total	$1,273.7	$1,815.6	$1,946.9	$658.5	$598.7

(1)	Restated to reflect changes in accounting for Industrial Parks and Malls (refinements to tangible capital assets). See “Government Finance — Accounting Changes.”

(2)	Restated to reflect changes in accounting policies during fiscal year 2002-03. See “Government Finance — Accounting Changes.”

(3)	Restated to reflect Accounting Changes during 2003-04. See “Government Finance — Accounting Changes.

(4)	Restated to reflect Accounting Changes during 2004-05. See “Government Finance — Accounting Changes.

(5)	2001 — Gain from sale of net assets of Nova Scotia Resources Limited; 2002 — Gain from sale of net assets of Nova Scotia Resources Limited ($30.8 million), Nova Scotia Innovation Corporation’s gain on sale of assets ($0.2 million); and 2003 and 2004 — Gain on disposal of Nova Scotia Resources Limited net assets and shares.

(6)	The Province is forecasting a surplus of $ 69.7 million for fiscal year 2005-06.

(7)	Includes amortization of tangible capital assets, foreign exchange amortization, net income from Government Business Enterprises, changes in receivables, payables, and other non-cash items, and sinking fund earnings, which are retained in the Sinking Funds and Public Debt Retirement Funds, and are not available for general purposes. Also included cash payments in respect of expenses recognized in previous years..

(8)	Net Refinancing Transactions consist of proceeds from Sinking Funds and Repayment of Debentures and Other Long-term obligations.

     For the fiscal year 2005, the Province recorded a surplus of $165.3 million. Revenues totaled $6,594.7 million, expenses were $6,778.9 resulting in a deficit from Governmental Units of $184.2 million. Net Income from Governmental Business Units was $349.5 million, resulting in a Provincial Surplus of $165.3.
     For fiscal year 2004, the Province initially recorded a surplus of $42.6 million. As a result of certain accounting policy changes and corrections made in fiscal year 2005, the 2004 surplus was restated to $38.1 million — a decrease of $4.5 million.
     For fiscal year 2003, the Province initially reported a surplus of $31.6 million. The results have been restated to report a Provincial surplus of $27.8 million, primarily due to the accrual of teachers’ salaries.
     For fiscal year 2002, the Province initially reported a deficit of $54.2 million including an unusual item of $31.0 million, primarily related to the gain on sale of net assets of NSRL. The results have been restated to show a final Provincial surplus of $113.2 million, primarily reflecting changes in accounting associated with pension plans and retirement health benefits.
     For fiscal year 2001, the Province initially reported a surplus of $147.3 million, including an unusual item of $179.8 million resulting from a gain on sale of net assets of NSRL. An adjustment for the accounting treatment of Industrial Parks and Malls reduced the Provincial surplus by $0.8 million, to be restated at $146.5 million.

Revenue
     The following table sets forth the revenue, by source, of the Consolidated Fund, as described in “Government Finance — Specific Accounting Policies” above, for fiscal years 2001, 2002, 2003 and 2004, and 2005, and the Forecast for the fiscal year ending March 31, 2006, each adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” and “Government Finance — Accounting Changes” above.
REVENUE BY SOURCE FOR CONSOLIDATED FUND (1)(2)

	Restated			Restated		Forecast
	2001	2002	2003	2004	2005	2006
Provincial Sources:
Income Taxes
Personal Income Taxes	$1,228.7	$1,274.5	$1,353.7	$1,350.1	$1,462.3	$1,553.6
Corporate Income Taxes	169.2	194.4	205.0	232.7	329.1	361.2
Sales Taxes	804.3	852.8	905.1	975.2	1,031.1	1,060.5
Tobacco Taxes	75.6	105.8	145.4	161.7	178.3	177.6
Motive Fuel Taxes	201.7	208.0	246.3	249.9	249.2	254.3
Interest Revenues (3)	67.2	66.7	60.7	69.3	70.5	72.4
Registry of Motor Vehicles	62.0	65.1	75.9	77.5	86.7	87.7
Royalties	9.3	17.3	11.1	24.1	28.2	38.0
Other Provincial Sources (4)	183.8	180.3	210.0	239.2	310.6	239.3
Prior Years Adjustment
Provincial Sources	78.2	83.3	(23.8)	145.5	(63.3)	0.0

Total Provincial Sources	2,880.0	3,048.2	3,189.4	3,525.2	3,682.7	3,844.7

Federal Sources:

Equalization	1,395.5	1,321.1	1,125.1	1,114.5	1,321.8	1,343.5
Offshore Oil & Gas Payments	—	—	—	—	—	57.1
CHST	526.0	553.4	605.1	686.9	—	—
CHT	—	—	—	—	484.5	578.4
CST	—	—	—	—	244.9	257.4
Health Reform Fund	—	—	—	29.6	44.0	—
Wait Times Reduction Fund	—	—	—	—	18.3	18.2
Other Federal Payments	2.3	2.3	2.3	2.3	36.3	6.3
Prior Years Adjustments
Federal Sources	21.8	11.9	36.9	(2.6)	25.1	—

Total Federal Sources (5)	1,945.6	1,888.7	1,769.4	1,830.7	2,175.0	2,260.9

Total Revenue	$4,825.6	$4,936.9	$4,958.8	$5,355.9	$5,857.7	$6,105.7

(1)	Revenue by source is presented for the Province’s Consolidated Fund. This information does not include the revenues from other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. The revenues and expenses of these entities are included within statements prepared for the Consolidated Entity. See “Government Finance — Summary of Budget Transactions and Borrowing Requirements”.

(2)	In order to provide a better comparison with the Consolidated Financial Statements, the net revenues from the Nova Scotia Gaming Corporation and the Nova Scotia Liquor Corporation have been reclassified from Ordinary Revenue to Net Income from Government Business Enterprises, however net income from GBE’s is not included in this table. The 2004-05 Budget Forecast Update and actual from prior years have been restated in this new format. The Casino Win Tax continues to be reported in the Consolidated Fund under ordinary revenue, other provincial sources.

(3)	Interest Revenues have been restated for fiscal year 2001 to include Short-term interest Revenue that was formerly netted against General Interest Expenses in the Debt Servicing Costs appropriation.

(4)	Does not include sinking fund earnings of $206.6 million for fiscal year 2001, $192.3 million for fiscal year 2002, $198.5 million for fiscal year 2003, and $183.6 million for fiscal year 2004 and $143.2 million for fiscal year 2005.

(5)	In fiscal year 2002, the Federal Sources prior year’s adjustment of $11.9 million included a negative revenue adjustment of $35 million. This adjustment represents a reserve taken to account for the potential impact of the Federal tax collection agreement error on Equalization. During the fiscal year 2003, it was determined that there would not be an impact on Equalization and the amount of the reserve was reversed.
Provincial Sources
     Provincial own-source revenues of the consolidated fund for 2004-05 totaled $3,682.7 million (accounting for 62.9% of the Province’s total revenues) and are forecast to be $3,844.7 million for 2005-06, representing 63.0% of the Province’s revenues. The largest of the Province’s own-source revenues, Personal Income Taxes, totaled $1,462.3 million in 2004-05 and are forecast to increase to $1,553.6 million for 2005-06. The second largest own-source revenue, Harmonized Sales Tax (“HST”), totaled $1,031.1 million for 2004-05 and is forecast to increase to $1,060.5 million for 2005-06.
     The Federal Government collects a number of taxes on behalf of the Province, including personal and corporate income taxes, large corporations capital taxes, and the HST.
     In 1999-00, the Province moved to a tax on income, or TONI, system for personal income tax. Prior to this change, provincial tax was calculated as a percentage of Basic Federal Tax. Under the new system, provincial tax is calculated on federally defined taxable income. The change increased Provincial autonomy with respect to personal income tax rates, brackets and non-refundable credits, while at the same time creating greater revenue stability by de-linking from Federal changes in Federal tax rates, tax brackets and parameters of the non-refundable credits, although not from the Federal definition of taxable income.
     In the 2004-05 Budget, the Province implemented a revision to the personal income tax reduction announced in the 2003-04 Budget in order to preserve a balanced budget and protect the Government’s priorities of health care and education. The revisions are intended to ensure that low-income individuals continue to benefit from the full 10% reduction announced in the 2003-04 Budget, and 96% of all Nova Scotia taxpayers will receive some reduction in Provincial personal income tax. The changes have resulted in Nova Scotia moving from 3 to 4 brackets. The rate for the first bracket, on taxable income up to $29,590, remain at a reduced rate of 8.79% (down from 9.77% in 2003). All Nova Scotia taxpayers will benefit from the reduction in this tax rate. The rates on the second (taxable income between $29,591 and $59,180) and third (taxable income between $59,181 and $93,000) brackets will remain at 2003 levels of 14.95% and 16.67% respectively. In 2004, a fourth bracket for income above $93,000 was added with a rate of 17.5%. A surtax of 10% of provincial tax in excess of $10,000 remains in place.
     The general corporate income tax rate is 16% of the corporate taxable income earned in Nova Scotia. A small business rate of 5% applies to the first $350,000 of active business income for Canadian Controlled Private Corporations. In 2006 the threshold increases to $400,000. A large corporations tax of 0.275% applies to taxable paid up capital of corporations with capital in excess of $10 million; the tax is phased in for corporations with paid up capital between $5 million and $10 million. The capital tax rate for financial institutions is 4%.
     On April 1, 1997, a harmonized sales tax was implemented in Nova Scotia, replacing the Health Services Tax (11%) and incorporating the Federal Goods and Services (“GST”) of 7%. The HST is a combined Federal and Provincial tax and is collected by the Canada Revenue Agency. Revenues are shared with the Province, with the Provincial component of the HST at eight percentage points out of the fifteen percentage points collected.
     The HST is a value-added tax levied on most goods and services purchased in Nova Scotia. Certain items such as basic groceries and exports are zero-rated, while others such as residential rents are exempt. The Province provides consumer rebates on the Provincial component of the HST for books, new home construction, tourism, volunteer fire departments, and heritage properties. Rebates are also available to municipalities, universities, schools, and hospitals.

Federal Sources
     Federal sources were made up of three major transfers, Equalization, the Canada Health Transfer (“CHT”) and the Canada Social Transfer (“CST”). Equalization totaled $1,321.8 million, the CHT was $484.5 and the CST was $244.9 million for 2004-05, and are forecast to be $1,343.5, $596.6, and $257.4 million respectively, for 2005-06. First introduced in Canada in 1957, Equalization was subsequently included in the Constitution Act, 1982. Until the new framework agreement in 2004-05, Equalization was calculated by comparing the fiscal capacity of a province, based on 33 tax bases, to a representative standard. This standard was made up of five provinces: Quebec, Ontario, Saskatchewan, Manitoba and British Columbia. If a province’s fiscal capacity was below the per capita capacity of the standard, that province would receive Equalization entitlements. If the province’s fiscal capacity was above the per capita capacity of the standard, it would not receive Equalization entitlements. The eight provinces that currently receive Equalization entitlements are Newfoundland and Labrador, Prince Edward Island, Nova Scotia, New Brunswick, Quebec, Manitoba, Saskatchewan and British Columbia. Nova Scotia has the highest fiscal capacity of the four provinces of Atlantic Canada.
     Equalization is an unconditional Federal transfer that is paid out of Federal resources. The Equalization program has been renewed every five years, (with the exception of the 1992 renewal that was for two years only) with the latest renewal having occurred on April 1, 2004. Since this renewal, however, the Federal government has announced fundamental changes to Equalization including a new framework for the program. During the First Ministers’ Meeting of September 13-16, 2004, the Federal government announced changes to the Equalization program. These changes included increasing the total entitlement to Equalization receiving provinces by $1,148 million to a total of $10 billion in the 2004-05-entitlement year. These changes increased Nova Scotia’s entitlement by $131 million in 2004-05.
     In February 2005 an agreement between the federal government and the Nova Scotia provincial government was signed making Nova Scotia the principal beneficiary of offshore natural gas resources. The agreement protects Nova Scotia’s offshore revenues from clawbacks under the Equalization Program. This arrangement has an estimated value of $1.1 billion at current expected production levels. On June 30, 2005, Nova Scotia received an $830.0 million cash payment from the federal government. On an accrual basis, the Province has booked $57.1 million in fiscal 2006.
     In addition, the total entitlement to the Equalization receiving provinces will be established at $10.9 billion for 2005-06, and will increase by 3.5% per annum in each subsequent year. Under an amendment to the Federal-Provincial Fiscal Arrangements Act, Nova Scotia’s entitlement in 2005-06 is set at $1,343.5 million.
     The Federal government convened a panel of experts to review equalization payments among the provinces with an anticipated report date by the end of calendar 2005. The Federal government has indicated that the panel’s recommendations, with respect to the allocation of Equalization, are expected to be implemented for the 2006-07entitlement year.
     The CHT and the CST, and prior to 2004-05 the Canada Health and Social Transfer (“CHST”), are the Federal government’s contribution to the Province in respect of its health care, post-secondary education, early childhood development and social service programs. The amount of Federal assistance does not bear a direct relationship to actual program costs, but rather is calculated on the basis of per capita entitlements.
     The Federal Budget 2003 announced that, as of April 1, 2004, to increase transparency and accountability the CHST would be restructured into the CHT and the CST. The CHT and CST payments for Nova Scotia for 2004-05 were $484.5 and $244.9 million and forecasted to be $578.4 million and $257.4 million in 2005-06.
     The Federal Budget 2004 confirmed the 2003 Health Accord commitment to inject an additional $2 billion into health care funding that had been contingent on a sufficient Federal surplus. The latter Federal surplus requirement was met. As a result, the Province received a one-time payment of $58.6 million in 2004-05.

This amount is included in the CHT figure of $484.5 million. The Province received $44.0 million from the Health Reform Fund (“HRF”) in 2004-05.
     On September 16, 2004, the provincial and territorial governments reached an agreement with the Federal government for additional Federal assistance with respect to provincial and territorial health care programs. Under this agreement, increased funding to Provincial and Territorial governments will total $1.6 billion in fiscal 2005, $3.1 billion in fiscal year 2006, and $3.4 billion in fiscal year 2007. Nova Scotia’s share of the increase in Federal funding will be in proportion to its share of the national population, which in 2004 was approximately 2.9%. As a result, Nova Scotia received $47.0 million in 2004-05, and will receive $91.0 million in 2005-06, and $100.1 million in 2006-07 in additional health care funding.
     The agreement also provides an escalator clause for the CHT. The new national CHT payment to Provincial and Territorial governments is $19.0 billion for fiscal year 2006, and this amount will be escalated by 6.0% per annum beginning in fiscal year 2007.
     As part of the new agreement provincial and territorial governments have committed to an action plan to improve access to health care, including reduced waiting times for procedures, improved home care coverage, cooperation on a national pharmaceutical strategy and a pan-Canadian public health strategy. These initiatives are to have a strong focus on innovation and enhanced public accountability.
     The health care agreement required passage of two pieces of legislation, the federal budget and Bill C-39 An Act to amend the Federal—Provincial Fiscal Arrangements Act and to enact An Act respecting the provision of funding for diagnostic and medical equipment. The federal government reaffirmed its support for the health care agreement in Budget 2005. The Budget Implementation Act, Bill C-43, received Royal Assent on June 29, 2005. Bill C-39 was passed by the House of Commons on February 18, 2005 and received Royal Assent on March 23, 2005.
     The Federal Government periodically refines and adjusts prior years’ estimates of Equalization, CHST, and income tax payments. Prior years’ adjustments resulted in an increase of $100.0 million in 2000-01, and an increase of $95.2 million in 2001-02. Included in this figure was a negative revenue adjustment of $35 million for the potential impact of a Canada Revenue Agency (“CRA”) error affecting the Equalization formula. The error resulted from CRA’s failure to deduct the capital gains refunds to mutual funds from provincial payments under the tax collection agreements. This negative revenue adjustment has been included in the federal sources prior years’ adjustment of $11.9 million for 2001-02. For 2002-03, a prior years’ adjustment of $13.1 million was recorded, including a positive revenue adjustment of $35 million to reflect the reversal of the prior years’ provision, following the agreement of the Federal Government not to charge the Province in respect of the error. Recent Census results have been factored into the federal transfers formulae and have produced a reduction to revenues totaling $126.9 million in respect to the last three fiscal years. The Province has recorded the reduction in revenues in fiscal year 2002-03. In 2003-04, prior year’s adjustments totaled a decrease of $122.0 million. Prior year adjustments in 2004-05 were a negative $38.2 million.

Net Program Expenditures / Expenses
     Part II of the Expenditure Control Act was enacted in 1996 and applied to the 1996-97, and subsequent fiscal years of the Province. The effect of Part II of the Expenditure Control Act was to limit the amount that the House of Assembly could appropriate in a fiscal year for net program expenditures and net debt servicing costs, such that the amount would not exceed the estimated revenue for that year. Notwithstanding that limitation, amounts not exceeding one per cent could be expended in excess of the appropriated amount. Additional expenditures beyond that amount were to be made only with authorization of the House of Assembly. Deficits resulting from over-expenditures were required to be recovered not later that the end of the second fiscal year following the year in which the deficit occurred.
     The Province enacted the Financial Measures (2000) Act on June 8, 2000, which repealed the Expenditure Control Act. The Provincial Finance Act was amended to require the tabling of balanced budgets starting in the fiscal year ending March 31, 2003. If a deficit is incurred in the 2002-03 fiscal year or any subsequent fiscal year, the Minister of Finance must file a report with the House of Assembly. Any deficit that is incurred in one fiscal year must be recovered by the end of the following fiscal year; other than that caused by a natural or other unanticipated disaster, a sale or restructuring of a government-controlled entity, or debt servicing costs in excess of the budgeted amount.
     The following table sets forth the net expenses by function, interest on public debt, restructuring costs, and pension valuation adjustment of the Consolidated Fund for the fiscal years ended March 31,2001, 2002, 2003 and 2004, 2005 and the estimate for the fiscal year ending March 31, 2006. Not all columns in the table below have been restated for all accounting policy changes (refer to footnotes in the table for details of all restatements), and as a result only fiscal years 2002-03,2003-04 and 2004-05 are directly comparable.

NET EXPENSES BY FUNCTION FOR CONSOLIDATED FUND (1)

	Fiscal Year Ending March 31
	Restated	Restated	Restated	Restated	Actual	Estimate
	2001 (2)	2002 (2)	2003 (3)	2004(4)	2005	2006
	(in millions)
Health	$1,806.7	$1,937.6	$2,033.4	$2,227.3	$2,446.1	$2,635.1
Education	1,078.1	1,118.4	1,141.8	1,190.9	1,237.7	1,284.4
Interest on Public Debt	1,115.5	1,160.6	1,045.7	1,039.7	1,033.6	1,017.1
Social Services	561.0	603.6	630.6	612.8	658.4	673.8
Resource and Industrial Development	175.0	173.6	152.5	162.0	193.5	180.0
General Government	180.5	177.1	140.6	132.2	163.3	211.5
Public Protection	149.3	169.1	169.7	187.2	188.4	189.6
Transportation and Communication	196.2	195.1	210.7	191.1	202.3	223.9
Municipal Affairs	63.4	43.3	50.4	45.6	53.1	49.9
Culture and Recreation	41.2	43.7	40.5	48.1	49.7	48.0
Pension Valuation Adjustment	(70.9)	(242.3)	(149.6)	(12.3)	6.3	24.4
Total Net Expenses (5,6)	$5,296.0	$5,379.9	$5,466.3	$5,824.6	$6,232.6	$6,537.4

(1)	Net Expenses by function are presented for the government Consolidated Fund. This information does not include the expenses from other Governmental Units, Government Business Enterprises, or Government Partnership Arrangements. The revenues and expenses of the entities are included within statements prepared for the Consolidated Entity. See “Government Finance — Summary of Budget Transactions and Borrowing Requirements.”

(2)	Incorporates changes to include short-term interest revenues that were formerly netted against General Interest Expenses in the Debt Servicing Costs appropriation.

(3)	Restated to reflect changes in accounting policies during fiscal year 2003-04. See “Government Finance —Accounting Changes.”

(4)	Restated to reflect changes in accounting policies during fiscal year 2004-05. See “Government Finance —Accounting Changes.”

(5)	This amount consists of program expenses, debt servicing costs, pension valuation adjustment, and restructuring costs. The cost of tangible capital assets are capitalized and amortized to Net Expenses over the useful life of the assets.

(6)	Forecast Expenses by function are not available. Estimates are used.
     Net expenses, consisting of program expenses, including amortization of tangible capital assets, debt servicing costs, and pension valuation adjustments were $6,232.6 million for the 2004-05 fiscal year, and are estimated to be $6,537.4 million for the 2005-06 fiscal year.
Health, Education, and Social Services
     Health and education, the two largest areas of expense from the Consolidated Fund. These amounts were $2,446.1 million and $1,237.7 million, respectively, for the fiscal year 2004-05, and totaled $2,227.3 million and $1,190.9 million, respectively, for the fiscal year ended March 31, 2004.
     In the field of health care, the Province administers a universal and comprehensive medical services and hospital care plan, a dental care program for residents less than 10 years of age, and provides pharmaceutical services for residents 65 years of age and over. In the field of education, the Province makes grants to school boards and community colleges, and assists universities through operating grants and loans for capital purposes.
     Social Services include the provision of direct assistance to persons with disabilities and other disadvantaged individuals and families who require long-term assistance, adult residential care, short-term social assistance, and the provision of direct service to the public. Social Services expenditures from the Consolidated Fund were $658.4 million for the fiscal year 2004-05 and for the fiscal year ending March 31, 2004, totaled $612.8 million.

Resource and Industrial Development
     The Province is engaged in a wide range of resource and industrial development activities, including direct assistance grants, development and maintenance of natural resources, and consulting services to industry. Expenses from the Consolidated Fund in these areas were $193.5 million for 2004-05 and totaled $162.0 million for the fiscal year ending March 31, 2004. The Province also provides loans directly and through agencies to assist the primary, manufacturing, and services industries.

Loans and Investments
     Under the authority of various Provincial statutes, the Province provides loans to, and makes investments in, its own corporations and agencies, and other entities. The loans and investments relate to programs for the promotion of resource and industrial development, the provision of low-cost and senior-citizen housing and the provision of funding for various Crown agencies and municipalities. Loans are repayable, and assets of Government-owned or other entities support investments.
     The following table sets forth the balances of loans and investments of the Province for the Consolidated Entity, net of allowances for un-collectable amounts adopting the accounting policies described in “Government Finance — Specific Accounting Policies” above.
LOANS AND INVESTMENTS FOR CONSOLIDATED ENTITY (1)

	As at
	March 31, 2005
	(in millions)
	Gross	Provisions	Net
Loans of the Consolidated Fund
Nova Scotia Farm Loan Board	$174.8	$8.0	$166.8
Fisheries Development Fund	82.3	1.3	81.0
Industrial Development Fund	69.7	31.6	38.1
Nova Scotia Housing Development Fund	49.1	17.7	31.4
Loans to Municipalities	0.7	0.0	0.7
Halifax Dartmouth Bridge Commission	19.0	0.0	19.0
Miscellaneous	1.5	0.8	0.7

	397.1	59.4	337.7

Investments of the Consolidated Fund	9.0	4.7	4.3

Total Loans and Investments of the Consolidated Fund	406.1	64.1	342.0

Loans and Investments to Governmental Units
Nova Scotia Municipal Finance Corporation (loans to municipalities)	589.8	0.0	589.8
Nova Scotia Innovation Corporation	18.2	0.0	18.2
Nova Scotia Business Incorporated	171.3	56.7	114.6
Other Governmental Units	5.3	0.0	5.3

	784.6	56.7	727.9

Total Loan and Investments	$1,190.7	120.8	1,069.9

Agriculture and Rural Credit Act
     The Nova Scotia Farm Loan Board (“Farm Loan Board”), a Provincial agency, provides loans to individuals, partnerships, and corporations engaged in the farming industry. Loans are provided for the acquisition of real estate or the improvement of existing facilities, and generally are secured by agreements of sale between the borrower and the Farm Loan Board. The Farm Loan Board establishes the interest rate on loans issued. This rate, which must be approved by the Minister of Agriculture and Fisheries, is based on the average quarterly commercial loan rates for the relevant term obtained from three or more financial institutions, adjusted by business risk and policy factors, with a minimum rate of interest equal to the all-in Provincial government cost of borrowing plus 50 basis points.
Fisheries and Coastal Resources Act
     The Fisheries Loan Board, a Provincial agency, provides loans for the construction or purchase of vessels, machinery, and other fishing equipment. Loans are made to individuals, partnerships, and corporations and are secured by first marine mortgages. Fisheries loans bear interest at prevailing market rates repayable on a seasonal repayment schedule.
Industrial Development Act
     The Province provides financial assistance to establish, assist, develop, or expand industries in Nova Scotia. Assistance can be in the form of loans, guarantees, and other financial information.
Nova Scotia Housing Act
     The Housing Act enables the Nova Scotia Department of Community Services to provide subsidized mortgage loans for home ownership, and low-interest loans for home repair or rehabilitation to low-to-moderate income households in Nova Scotia. The Nova Scotia Housing Development Corporation and the Department of Community Services administer the capital housing programs, some of which are cost-shared with Canada Mortgage and Housing Corporation and municipalities. The Housing Act also enables the Nova Scotia Housing Development Corporation to provide loan guarantees for housing projects, construct lease-purchase housing and public housing, and to develop and service land. There are no current initiatives to develop new land or construct new lease-purchase housing or public housing, but the Nova Scotia Housing Development Corporation continues to administer existing housing and land.
Municipal Loan and Building Fund Act
     The Province, through the Nova Scotia Municipal Finance Corporation, provides loans to municipalities for approved capital purposes, which can be roads, sidewalks, public works fleets, recreation facilities, water and sewer systems, and municipal buildings. Loans are secured by municipal debentures.
Nova Scotia Business Incorporated Act
     The Nova Scotia Business Incorporated Act, which was enacted on November 30, 2000, repealed the Business Development Corporation Act. The Nova Scotia Business Incorporated Act replaced the Nova Scotia Business Development Corporation with Nova Scotia Business Incorporated (“NSBI”), a body corporate whose purpose is to make arms-length decisions respecting the provision of financial assistance within Nova Scotia for economic development. At present, the Province funds NSBI’s activities. The first Board of Directors of NSBI was appointed by the Province. The Board of NSBI is electing subsequent directors. At present, the Board of Directors consists of both those originally appointed by the Province and new members elected by the Board of NSBI. The latter are subject to the approval of the Province as sole shareholder.

Venture Corporations Act
     The Province has provided a source of equity capital to registered venture corporations to encourage the development of small business in Nova Scotia. venture corporations in turn provide assistance in the development of small enterprises by providing equity capital, business and managerial expertise. Outstanding assistance is currently managed under this Act, but no new funding is being provided under this program.
Revenue Act
     The Province may provide unsecured loans to establish, maintain, expend, construct, or equip hospitals or health care facilities in Nova Scotia.
Provincial Finance Act
     The Governor-in-Council may authorize the Minister of Finance to lend money to a government business enterprise or a government service organization.

PROVINCIAL DEBT
Funded Debt
     The following table sets forth the funded debt of the Province for the Consolidated Fund as described in “Government Finance — Specific Accounting Policies” above, outstanding at March 31 in each of the five fiscal years ended March 31, 2001 through to March 31, 2005, each as audited under the Province’s accounting policies in effect at the time. Figures have not been restated for accounting changes, and as a result may not be directly comparable.
FUNDED DEBT FOR THE CONSOLIDATED FUND(4)

	2001	2002	2003	2004	2005
Provincial Funded Debt:
Debenture Debt:
Payable in Canadian Dollars
Canadian Pension Plan Investment Fund(1)	$1,173.1	$1,173.1	$1,079.4	$1,079.4	$1,079.4
Other	7,682.8	9,154.8	10,029.4	9,727.6	8,734.7
Payable in US Dollars (2)	3,319.4	3,343.7	2,642.4	2,356.8	2,142.7
Payable in Other Foreign Currencies (2).	628.1	600.9	0.0	0.0	0.0

	12,803.4	14,272.5	13,751.2	13,163.8	11,956.8
Other Long-term Indebtedness (3)	633.1	639.9	557.6	453.4	504.8

Total Provincial Funded Debt	13,436.5	14,912.4	14,308.8	13,617.2	12,461.6
Less: Sinking Funds and Public Debt Management Funds (2) (5)	3,077.9	3,037.6	3,445.9	2,919.8	2,599.4

Net Funded Debt (6)	$10,358.6	$11,874.8	$10,862.9	$10,697.4	9,862.2

Per Capita ($) (7)	11,092.0	12,736.0	11,731.0	11,483.0	10,525.7
As a Percentage of:
Personal Income (7)	46.3%	51.4%	46.1%	43.7%	38.9%
Gross Domestic Product at Market Prices (7)	42.0%	45.8%	40.2%	37.2%	32.8%

(1)	Debentures held by the Canada Pension Plan Investment fund are payable 20 years after their respective dates of issue, are not negotiable, and are not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, if deemed necessary to meet the requirements of the Canada Pension Plan.

(2)	Debentures payable in Foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in effect at March 31 in each of the years 2001 through 2005, respectively, and reflect currency-swap contracts.

(3)	Other long-term indebtedness includes capital leases, for the consolidated fund, in the amounts of $421.4 million $485.0 million, $469.0 million, $450.9 million, and 433.8 million for the fiscal years ended, 2001, 2002, 2003, 2004, and 2005 respectively.

(4)	There were subsequent borrowings of $440.0 million and debt retirements of $780.0 million, as of October 21, 2005.

(5)	At March 31, 2005, Debt Management and Debt Retirement Funds of $489.0 million were available to meet maturity requirements not fully provided by sinking funds.

(6)	Funded debt does not include any unfunded pension liabilities of the Province under the Public Service Superannuation fund, and Nova Scotia Teachers’ Pension Fund.

(7)	Population at July 1 for the previous calendar year. Personal income and gross domestic product at market prices for the previous calendar year.
     In addition to the debt of the Consolidated Fund, There is a funded debt with other entities that comprise part of the Consolidated Entity. As of December 31, 2005, total funded debt of the Consolidated Entity was $14,157.1. See “Public Sector Funded Debt.”

Derivative Financial Instruments
     The Province is party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used to convert the liability for foreign currency borrowing and associated costs into Canadian or U.S. dollars. Interest rate contracts are used to vary the amounts and period for which interest rates on financial instruments are fixed or floating. Interest swap contracts convert certain interest payments from fixed to floating, from floating to fixed, floating to floating or fixed to fixed basis. Foreign exchange contracts include forward and swap agreements. Interest rate contracts include forward rate agreements; swap agreements and options on swaps.
     The Province’s credit policy is to execute derivative transactions with well-rated counter parties. All counter parties are rated equal to or better than, the Province.
     The Province had the following interest and currency swap contracts outstanding for the fiscal year ended March 31, 2006.

# of		Notional	Term	Mark to
Swaps	Currency	Principal	Remaining	Market *
		($ thousands)	(years)	($ millions)
143	CDN$	1,819,904	32 days to 19	(23.4)
11	US$	1,132,597	7 to 17	(277.1)
2	UK	83,250	6 to 14	9.0
2	Euro	90,000	2 to 5	9.8

*	Mark to Market is an indication of the swaps’ market value as at March 31, 2005. This represents the estimated realizable gain (loss), and is equivalent to the present value of future interest savings and losses based on market conditions as at March 31, 2005.

     The Province has also executed several currency swap contracts/forward agreements to convert foreign denominated debt into Canadian or United States denominated debt. The mark to market of these swap contracts are included in the previous table, and the currency swap contracts are as follows:

Termination Date	Original Currency	Original Principal	Current Currency	Current Principal
		(thousands)		(thousands)
SWAPS:
October 31, 2011	UK	23,250	CDN$	56,283
April 18,2019	UK	60,000	US$	110,040
February 27, 2012	US$	500,000	CDN$	795,000
March 15, 2016	US$	150,000	CDN$	205,725
March 1, 2020	US$	300,000	CDN$	409,200
April 1, 2022	US$	182,597	CDN$	247,967
December 28, 2007	Euro	40,000	CDN$	56,120
February 24, 2010	Euro	50,000	CDN$	72,235
At March 31, 2005 the Province had entered into 11 Forward agreements to convert future interest payments on foreign debt into Canadian dollars as follows. These forward agreements have matured:

Termination Date	Original Currency	Original Principal	Current Currency	Current Principal
		(thousands)		(thousands)
April 1, 2005 to July 29, 2005	US$	85,894	CDN$	109,747

Debt Maturities and Sinking Funds
     The following table sets forth the maturities of total funded debt and related sinking fund balances, at March 31, 2005, from the Consolidated Fund as described in “Government Finance — Specific Accounting Policies” above, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” above.
SCHEDULE OF DEBT MATURITIES AND RELATED SINKING FUND BALANCES (1) FOR THE CONSOLIDATED
FUND

Period Ending
March 31	Canadian Dollar	US Dollars	Canadian Dollars(3)	Sinking Funds (3)
			(in millions)
Sinking Fund General				$1,042.0

2006	1,588.0	0.0	1,588.0	200.1
2007	1,166.9	0.0	1,166.9	0.0
2008	629.3	0.0	629.3	0.0
2009	292.4	0.0	292.4	0.0
2010	683.0	0.0	683.0	0.0
2011	672.0	0.0	672.0	0.0

2005-2011	5,031.6	0.0	5,031.6	1,242.1

2012-2016	2,293.4	300.0	2,656.3	224.8
2017-2021	807.2	754.0	1,719.3	389.3
2022-2026	736.6	717.4	1,604.4	254.1
2027-2031	550.3	0.00	550.3	0.0
2032-2036	900.0	0.0	900.0	0.0

	10,319.1	1,771.4	12,461.9	2,110.4

(1)	This includes debt of public schools, courthouses, and certain capital lease obligation.

(2)	Canadian dollar-equivalent at rates of exchange in effect at March 31, 2005

(3)	In addition to these Sinking Funds, the Public Debt Management Funds are comprised of net assets at March 31, 2005 of $489.0 million. During the year, contributions to both the Sinking Funds and Debt Retirement funds of $75.1 million were made, total earnings were $143.2 million and redemptions were $500.0 million.
     Until March 31, 2003, the Province provided sinking fund installments for all its term debt issues except Canada Pension Plan (“CPP”) and Medium Term Notes (“MTN”) issues. As of March 31, 2003, sinking funds held for public issues without a sinking fund bond covenant, as well as CPP and MTN issues, have been moved to the “Sinking Fund General”, and are available at the discretion of the Minister of Finance to retire maturing debt issues. The Province continues to make sinking fund installments for those debentures that contain sinking fund bond covenants. On those issues, annual sinking fund installments generally range from one to three per cent of the original issue, but may vary slightly from year to year, based on actual and anticipated rates of return on sinking fund assets. Sinking fund payments relating to debentures payable in foreign currency are adjusted each year, as necessary, to reflect exchange rate movements since the date of issuance of the debentures. Sinking funds are treated as restricted assets and are used solely for debt retirement.
     Sinking fund assets are recorded at cost, which includes premiums and discounts associated with the purchase of these investments. These premiums and discounts are amortized on a straight-line basis over the term of the related investment. The un-amortized portion of the premiums and discounts are included as part of the value of sinking funds. As of March 31, 2005, the un-amortized net premium was $66.2 million.

     Annual cash contributions into the sinking fund and Public Debt Management Fund (“PDMF”) are invested in approved securities. Assets consist primarily of debentures of the Provinces and Government of Canada with floating and fixed interest rates. Regarding the latter, the fixed interest rates on funds held at March 31, 2005, ranged from 3.55% to 9.50% % for Canadian funds, and from 4.875% to 9.25% for U.S. funds. Earnings on investments are retained and reinvested. Sinking funds for debentures payable in U.S. currency are invested in U.S. dollar denominated investments. For those U.S. dollar issues that have been swapped to Canadian dollars, sinking funds are maintained in both Canadian and U.S. dollars. Debentures payable in foreign currencies, accrued interest thereon, and related sinking funds invested in foreign currencies are reflected in the accounts of the Province at rates of exchange in effect at the date of the financial statements.
     As at March 31, 2005, the Consolidated Fund held sinking funds, Debt Management Funds and Debt Retirement Funds totaling $2,599.4 million. These funds were comprised of $2,015.8 million in Canadian assets and $583.6 million in U.S. assets (USD $472.8 million converted to Canadian dollars on the underlying securities’ effective foreign exchange rates). Total market value of both funds was $2,788.8 million at year-end.
     At March 31, 2005, the Province held $1,312.7 million of its own debentures (gross value of $1,308.5 million) in sinking funds and Pubic Debt Retirement Funds as active investments. These were comprised of $721.5 million in Canadian assets and $591.2 million in U.S. dollar assets. Of the $2,599.4 million the Province holds in financial assets for debt retirement, $489.0 million is held in the Debt Retirement Fund and Debt Management Fund, while $2,110.4 million is held in sinking fund and Sinking Fund General accounts.
     The following table set forth the sinking funds, by currency, of funded debt of the Province for the Consolidated Fund (as described in “Government Finance — Specific Accounting Policies” above) at March 31, 2005, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” above.
PROVINCIAL SINKING FUNDS FOR THE CONSOLIDATED FUND

As at March 31, 2005
(in millions)
For Issues Payable in:
Canadian Dollars	$1,538.4
United States Dollars (1)	572.0
Japanese Yen (1)	0
Pound Sterling (1)	0

$2,110.4

(1)	Canadian dollar equivalent at the rate of exchange in effect at March 31, 2005.
     Based on rates of return on investments held in the sinking funds and the schedule of maturities for debt outstanding at March 31, 2005, the Province estimates debt refinancing requirements during the five fiscal years ending March 31, 2006 to 2011 to be $1,467.8 million for the 2005-06 fiscal year, $1,235.5 million for the 2006-07 fiscal year, $702.4 million for the 2007-08 fiscal year, and $356.2 million for the 2008-09 fiscal year, and $741.4 million for the 2009-2010 fiscal year for the consolidated entity.

Current Liabilities
     The following table sets forth the amount of short-term debt of the Consolidated Entity (as described in “Government Finance — Specific Accounting Policies” above) at March 31, 2005, adopting the accounting policies as described in “Government Finance — Specific Accounting Policies” above.
SHORT-TERM DEBT FOR THE CONSOLIDATED ENTITY

As at March 31, 2005
(in millions)
Bank Advances and Short-term Borrowings	$1,048.4
Accounts Payable & Accrued Liabilities	1,097.9
Accrued Interest	229.4

$2,375.7

     Current assets (cash and short-term investments, accounts receivable, and short-term advances) for the Consolidated Entity at March 31, 2005 totaled $950.7 million.
Guaranteed and Contingent Debt
     The following table set forth the guaranteed and contingent debt of the Consolidated Entity (as described in “Government Finance — Specific Accounting Policies” above) for the fiscal years 2001, 2002, 2003 2004 and 2005.
GUARANTEED AND CONTINGENT DEBT FOR CONSOLIDATED ENTITY

	Fiscal years Ended March 31
	2001	Restated	2003	Restated	2005
		2002 (1)		2004
	(in millions unless otherwise indicated)
Guaranteed Debt:
Payable in Canadian Dollars	$373.7	$375.3	$426.1	$463.5	413.5
Payable in US Dollars (2)	4.2	0.2	0.2	0.2	0.2
Total Guaranteed Debt	377.9	375.5	426.3	463.7	413.7

Deduct:
Provision for Guarantee Payout	30.5	48.0	45.2	43.3	49.1
Net Guarantees not Reflected in Statements	$347.4	$327.5	$381.1	$414.9	$354.9

(1)	Restated to correct the official amount guaranteed.

(2)	Amounts payable in US dollars are reflected herein at the Canadian dollar-equivalent at rates of exchange in effect March 31, 2001, 2002, 2003, 2004, and 2005 respectively.
The table does not include $1,062.9 million, as of March 31, 2005, of Nova Scotia Power Finance Corporation debt guaranteed by the Province of Nova Scotia, which has been fully defeased.

Pension Funds
     The Province evaluates its pension funds using two methods. The first method as prescribed by the CICA, measures a plan sponsor’s potential liability, with rates of return based on management’s best estimate (and gains and losses amortized over time). The statements of the Province’s pension plans calculated on this basis are provided in Note 7 to the Public Accounts included as Exhibit (2) to this Form 18-K. The second method, used for the purpose of determining funding contribution levels, uses a rate of return based on management’s best estimate less a margin for conservatism. The tables and discussions included in the following section are shown using the funding basis of calculation.
Public Service Superannuation Fund
     The Minister of Finance is the trustee of the Public Service Superannuation Fund (the “Superannuation Fund”). Employees of the Province and certain of its entities are entitled to receive pension benefits pursuant to the provisions of a plan established under the Public Service Superannuation Act. Employees’ and matching employer contributions are paid into the Superannuation Fund, while pensions, refunds, and transfer values are paid from it.
     The Superannuation Fund, which is not part of the Consolidated Fund (as described in “Government Finance — Overview” above), is invested in federal, provincial, municipal, and corporate securities.
     The Auditor General of Nova Scotia audits the annual financial statements of the Superannuation Fund. The following table sets forth the continuity of the Superannuation Fund, as audited, for the five fiscal years ended March 31, 2005.
STATEMENT OF CONTINUITY OF THE PUBLIC SERVICE SUPERANNUATION FUND

	Fiscal Year Ended March 31
	2001	2002	2003	Restated(1)	2005
				2004
	(in millions)
Opening Balance	$3,089.2	$2,913.8	$2,947.0	$2,555.5	$3,035.8

Add:
Employee Contributions	32.5	34.1	36.9	37.4	43.9
Employer Contributions	32.5	34.1	36.9	37.4	43.9
Income Earned	454.0	57.5	16.7	178.7	190.4
Increase (Decrease) in Market Value of Investments	(544.8)	69.6	(321.5)	413.0	52.8
Other	10.2	6.4	7.1	9.2	2.5

	(15.9)	201.7	(223.9)	675.7	333.5

	3,073.6	3,115.5	2,723.1	3,231.2	3,369.3

Deduct:
Pensions Paid	135.7	143.1	149.1	155.4	164.1
Refunds & Transfers Out(2)	16.8	17.9	11.4	24.4	8.11
Operating Expenses	7.3	7.5	7.1	7.5	8.23
Prior Period Adjustment(1)	—	—	—	8.1	—

	159.8	168.5	167.6	195.4	180.5

Closing Balance	$2,913.8	$2,947.0	$2,555.5	$3,035.8	$3,188.8

(1)	Calculations of accrued income for fixed income securities, as originally stated in financial statements for prior years, were found to contain errors relating to real return bonds. These errors were corrected in the fiscal year ended March 31, 2004.

(2)	The financial statements for the Public Service Superannuation Fund and Teachers’ Pension Fund now combine refunds of contributions and interest and transfers to other pension plans in one entry. Previous figures in the Statements of Continuity have been restated accordingly.

     The latest actuarial valuation, for funding purposes, of the Superannuation Fund was performed by Morneau Sobeco as at December 31, 2004. The actuarial valuation projects liabilities for each member on the basis of service earned to date and projected average salaries for the five highest years at the date of retirement (the “projected unit credit actuarial cost method”). The major economic assumption used in the valuation was a real rate of return on investments, net of inflation, of 4.25%. Inflation was assumed to be 3.0%, while salary increases were assumed to average 3.5% plus merit/seniority based on attained age. The assumed retirement age was based on a 20% probability that a member would retire upon attainment of age 55 and 80 points (age plus service); otherwise the member was assumed to retire at the earlier of 60 and 35 years of service (or in one year’s time if the member had already attained either age 60 or 35 years of service). The actuarial valuation indicated that at December 31, 2004, the Fund had actuarial liabilities with a present value of $3,677.3 million, assets with a present value of $3,134.6 million, an unfunded liability of $542.7 million, and a funded ratio of 85.2%. The Fund’s actuaries have provided estimated values for the Superannuation Fund, at March 31, 2005, of actuarial liabilities with a present value of $3,729.2 million, assets of $3,189.2 million, an unfunded liability of $540.0 million, and a funded ratio of 85.5%.
     Provincial legislation and regulations provide that certain payments to pensioners are charged to the Consolidated Fund of the Province rather than to the Superannuation Fund. These payments, total and net of recoveries, amounted to $16.6 million and $14.4 million, respectively, for the fiscal year ended March 31, 2005.
     The Public Service Superannuation Act provides that the Province out of its Consolidated Fund must make payment if the Superannuation Fund is insufficient to provide for pension payments as they become due.

Teachers’ Pension Fund
     The Minister of Finance is the trustee of the Teachers’ Pension Fund (the “Teachers’ Fund”). Teachers are employed by the school boards and Nova Scotia Community College and are entitled to receive pension benefits pursuant to the provisions of a plan established under the Teachers’ Pension Act. Employee and matching employer contributions are paid into the Teachers’ Fund, while pensions, refunds and transfer values are paid from it. The Teachers’ Fund is invested in Federal, Provincial, Municipal and Corporate securities eligible for investment under the Provincial Finance Act.
     The Auditor General of Nova Scotia audits the annual financial statements of the Teachers’ Fund. The following table sets the continuity of the Teachers’ Fund, as audited, for the five fiscal years ended December 31, 2004.
STATEMENT OF CONTINUITY OF THE TEACHERS’ PENSION FUND
FISCAL YEAR ENDED DECEMBER 31

				Restated
	2000	2001	2002	2003(1)	2004
	(in millions)
Opening Balance	$3,546.2	$3,741.8	$3,598.7	$3,350.7	$3,709.2

Add:
Employee Contributions	49.1	50.6	50.4	53.8	55.3
Employer Contributions	49.1	50.6	50.4	53.8	55.3
Income Earned	674.3	61.9	78.5	143.6	251.4
Increase (Decrease) in Market
Value of Investments	(397.3)	(122.4)	(231.8)	327.6	76.0
Other	18.3	20.4	21.8	18.7	3.6

	393.5	61.1	(30.7)	597.5	441.6

	3,939.7	3,802.9	3,568.0	3,948.2	4,150.8

Deduct:
Pensions Paid	186.9	193.9	207.2	219.8	238.1
Refunds & Transfers Out (2)	7.9	7.8	2.2	3.3	3.1
Operating Expenses	3.1	2.5	7.9	7.9	9.2
Prior Period Adjustments(1)	—	—	—	8.0	—

	197.9	204.2	217.3	239.0	250.4

Closing Balance	$3,741.8	$3,598.7	$3,350.7	$3,709.2	$3,900.4

(1)	Calculations of accrued income for fixed income securities, as originally stated in financial statements for prior years, were found to contain errors relating to real return bonds. These errors were corrected, and comparative accrued investment income amounts for the fiscal year ended December 31, 2003 were restated in the financial statements for the fiscal year ended December 31, 2004, the figures shown above are the restated figures.

(2)	The financial statements for the Public Service Superannuation Fund and Teachers’ Pension Fund now combine refunds of contributions and interest and transfers to other pension plans in one entry. Previous figures in the Statements of Continuity have been restated accordingly.
     The latest actuarial valuation, for funding purposes, of the Teachers’ Fund was performed by Mercer Human Resource Consulting as at December 31, 2004, using the projected unit credit actuarial cost method. The major economic assumption used in the valuation was a real rate of return on investments, net of inflation, of 4.25%. Inflation was assumed to be 3.0%, while salary increases were assumed to average 3.5% plus merit/seniority based on attained age. The assumed retirement age was based on a 60% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension; otherwise the member was assumed to retire at the earliest of age 65, 35 years of service, and age 60 with 10 years of service. The actuarial valuation indicated that at December 31, 2004 the Teachers’ Fund had actuarial liabilities with a present value of $4,774.4 million, assets of $3,900.4 million, an unfunded liability of $874.0 million and a funded ratio of 81.7%.
     The Teachers’ Pension Act provides that the Province out of its Consolidated Fund must make payment if the Teachers’ Fund is insufficient to provide for pension payments as they become due.
     On June 22, 2005, the Province and the Nova Scotia Teachers’ Union signed an agreement to address the unfunded obligation of the Fund and to provide the framework for joint trusteeship of the Nova Scotia Teachers’ Pension Fund, which is to become effective on April 1, 2006. As part of the agreement, the Province made a one-time payment of $142.0 million plus interest in June 2005 as its contribution to the plan to offset changes to the indexing provisions agreed to by teachers effective April 1, 2005 upon changes to the Teachers’ Pension Act Regulations. The accounting impact on the total accrued benefit obligation has been estimated by management to be $230.3 million but the precise amount will be impacted over time by a number of variables that will impact the calculation including, but not limited to, the rate of inflation, the funded status of the plan, the percentage of members who opt for the new rules, the return on plan assets and the number of teachers retiring prior to August 1, 2006.
Sydney Steel Corporation Superannuation Fund
     Sydney Steel Corporation Superannuation Fund was established under the Sydney Steel Corporation Sale Act effective March 1, 2001. The Fund assumed responsibility for the assets and obligations of the former Sydney Steel Corporation pension plans. Under subsection 7(9) of the Sydney Steel Corporation Sale Act, the Province of Nova Scotia has assumed responsibility to fund any shortfalls arising under this Fund. The remaining former Sydney Steel Corporation Pension Fund assets, in the amount of $70.0 million, were transferred to the Sydney Steel Corporation Superannuation Fund.
Three pension plans are covered by the Fund.
•	United Steelworkers of America Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are member of Locals 1064, 6516, 6537 of the United Steelworkers of America. Under the plan, contributions were made only by Sydney Steel Corporation.

•	Salaried Pension Plan is a partially contributory defined pension plan covering the salaried employees of Sydney Steel Corporation. Under the plan, contributions were made by plan members and by Sydney Steel Corporation.

•	Canadian Union of Public Employees Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are members of Local 1675 of the Canadian Union of Public Employees. Under the plan, contributions were made only by Sydney Steel Corporation.
     The Auditor General of Nova Scotia audits the annual financial statements of the Sydney Steel Corporation Superannuation Fund.
     The following table sets forth the continuity of the Fund, as audited, since its inception on March 1, 2001, for the one month ended March 31, 2001 and the four fiscal years ended March 31, 2005.

STATEMENT OF CONTINUITY OF THE SYDNEY STEEL CORPORATION SUPERANNUATION FUND

	One Month	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	Mar 31, 2001	Mar 31, 2002	Mar 31, 2003	Mar 31, 2004	Mar 31, 2005
	(in millions)
Opening Balance	$70.0	$67.0	$39.0	$16.8	$15.3

Add:
Employee Contributions	0.0	0.1	0.0	0.0	0.0
Employer Contributions	0.0	0.1	7.4	19.8	19.5
Income Earned	0.4	5.4	1.4	1.7	1.6
Increase (Decrease) in Market
Value of Investments	(2.1)	(4.8)	(5.5)	1.6	(1.0)
Other	0.0	0.0	0.0	0.0	0.0

	(1.7)	0.8	3.3	23.1	20.1

	68.3	67.8	42.3	39.9	35.4

Deduct:
Pensions Paid	1.3	28.3	25.1	24.3	23.8
Refund of Contributions	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.5	0.4	0.3	0.1

	1.3	28.8	25.5	24.6	23.9

Closing Balance	$67.0	$39.0	$16.8	$15.3	$11.5

     As at March 31, 2005 the United Steelworkers of America Pension Plan and the Canadian Union of Public Employees Pension Plan were exhausted of funds. The Province expects that the funds of the Salaried Pension Plan will be exhausted in 2007. As at March 31, 2005, combined net assets available for benefits for the three plans had a market value of $11.5 million, while actuarial liabilities for the three plans totaled $227.9 million. This deficiency was previously recognized by the Province in its accounts. The Province has been making the payments on the funds whose assets have been exhausted. The combined unfunded liability was $216.4 million, while the combined funded ratio was 5.0%. Information regarding previous valuations, as well as economic assumptions, is provided below.
     The actuarial valuations of the three pension plans funded from the Sydney Steel Corporation Superannuation Fund were performed by Eckler Partners Limited as at December 31, 2003, using the projected unit credit actuarial cost method. The major economic and demographic assumptions used in each valuation included an investment return of 6.17%, an inflation rate of 3.0% (applicable to the Salaried Pension Plan only) and a 100% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension. The actuarial valuations indicated that as at December 31, 2003, the United Steelworkers of America Pension Plan had actuarial liabilities with a present value of $180.3 million, assets of $0.3 million, an unfunded liability of $180.0 million, and a funded ratio of 0.2%. The Salaried Pension Plan had actuarial liabilities with a present value of $55.5 million, assets of $15.5 million, an unfunded liability of $40.0 million, and a funded ratio of 27.8%. The Canadian Union of Public Employees Pension Plan had actuarial liabilities with a present value of $2.3 million, assets of $147,600, an unfunded liability of $2.2 million, and a funded ratio of 6.2%.

PUBLIC SECTOR FUNDED DEBT
Public Sector Funded Debt
     The debt burden for which the public sector of the Province is responsible, consists of the funded debt and guaranteed and contingent debt of the Province, and the underlying debt of municipalities and Crown agencies that has not been funded or guaranteed by the Province of Nova Scotia.
     The following table sets forth the public sector funded debt for the Consolidated Fund as well as the Guaranteed and Contingent Debt of Governmental Units (as described in “Government Finance — Specific Accounting Policies” above) for the five fiscal years ended March 31, 2001 through to March 31, 2005.
PUBLIC SECTOR FUNDED DEBT (1)

	2001	2002	2003	2004	2005
	(in millions unless otherwise indicated)
Total Provincial Funded Debt (2)	$13,436.5	$14,912.4	$14,308.8	$13,617.2	$12,461.6

Guaranteed and Contingent Debt of the Province:
Industrial Development	166.3	169.0	227.6	286.5	248.7
Municipal and Other(3)	211.6	206.5	198.7	177.2	164.8

Total Guaranteed and Contingent Debt	377.9	375.5	426.3	463.7	413.7

Underlying Debt (4)
Housing	16.5	16.1	16.1	12.5	14.1
Municipal (5)	0.2	0.2	0.2	0.2	0.1
Other	0.6	0.6	0.3	0.0	0.0

Total Underlying Debt	17.3	16.9	16.6	12.7	14.2

Total Public Sector Funded Debt	13,831.7	15,304.8	14,751.7	14,093.6	12,889.3

Deduct Sinking Funds and Debt Retirement Fund	3,077.9	3,037.6	3,445.9	2,919.8	2,599.4

Net Public Sector Funded Debt	$10,753.8	$12,267.2	$11,305.8	$11,173.8	$10,289.9

Per Capita ($) (6)	11,515.2	13,156.7	12,098.3	11,935.7	10,982.2
As a Percentage of:
Personal Income (6)	48.1%	53.1%	47.5%	45.7%	40.5%
Gross Domestic Product at Market Prices (6)	43.6%	47.3%	41.5%	38.8%	34.3%

(1)	Amounts are payable in foreign currencies, and related sinking funds invested in securities denominated in foreign currencies are reflected at the Canadian dollar-equivalent at rates of exchange in effect at March 31, in each of the years from 2001 to 2005, respectively, and reflects currency swap contracts. Does not include debt of Government Business Enterprises.

(2)	See table on “Funded Debt for the Consolidated Fund” above for more detailed information on this figure.

(3)	The Province services certain hospital and public school debt, and records this as debt guaranteed by the Province. The debt of Nova Scotia Resources Limited and Sydney Steel Corporation, guaranteed by the Province prior to 2001, is included in this line.

(4)	Underlying debt does not include debt of Nova Scotia Housing Development Corporation ($326.4 million at March 31, 2005), a provincial Crown Corporation established by an Act of the House of Assembly, which debt is secured by mortgages issued to the Corporation.

(5)	See “Nova Scotia Municipal Finance Corporation” under “Certain Crown Corporation and Agencies”.

(6)	Population as of July 1 of the preceding calendar year Personal income and gross domestic product at market prices are for the previous calendar year.

CERTAIN CROWN CORPORATIONS AND AGENCIES
     Crown corporations and agencies are special purpose entities to which the Province has delegated responsibility for the operation of certain of its programs. These entities are subject to policy direction by the Government and have been provided with financial assistance from the Province, where required, either through debt guarantees, loans, equity investments, or grants. See “Government Finance — Loans and Investments”, and “Provincial Debt — Guaranteed and Contingent Debt”. As stated in “Government Finance — Specific Accounting Policies” above, the Province prepared consolidated financial statements beginning with the fiscal year ended March 31, 1999, whereby the operating results of the crown corporations and agencies became part of the consolidated Provincial surplus / (deficit). The more significant of the Province’s corporations and agencies are discussed below.
Sydney Steel Corporation
     Sydney Steel Corporation (“Sysco”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1967, owned a steel mill in Sydney, Nova Scotia that ceased operations in July 2000. With the Corporation’s operations being discontinued, work is underway to dismantle and sell the remaining assets, perform environmental clean up, and conduct development activities for future land use.
     The Province’s Statement of Operations for the year ended March 31, 2000, includes an Unusual Item for the sale of Sysco in the amount of $475.3 million. Included in this amount are $96.8 million for pensions and severance costs, $250 million for environmental remediation at Sysco, $68.5 million for environmental costs at the Sydney Tar Ponds, $14 million for Sysco losses to October 31, 2000, and $46 million for expected loss on sale of assets. As at March 31, 2000, the Province assumed the outstanding debt of Sysco in an amount of $154.7 million.
     The following table set forth the revenues, expenditures and income (loss) for Sysco for the five calendar years 2000 through 2005.
SUMMARY OF PROFIT AND LOSS STATEMENTS FOR SYSCO

	2000	2001	2003(1)	2004	2005(2)
			(in millions)
Total Revenues(3)	$66.3)	$3.0	$15.7	$7.2	$2.1
Total Expenditures(4)	122.0)	0.2	7.9	3.1	0.6
Pre-Tax Income (Loss)	$(55.7)	$2.8	$7.8	$4.1	$1.5

(1)	Fifteen months ended March 31, 2003.

(2)	Beginning with the 2004-05 fiscal year, the operations of Sysco and the Sydney Environmental Resources Limited (“SERL”) have been combined and are reported as one operating entity.

(3)	Revenues since 2003 are largely from the sale of scrap.

(4)	Contributions from the Province of Nova Scotia for site remediation and clean-up activities of $5.6, $17.0 $12.2 and $14.6 million have been applied against expenditures in 2001, 2003, 2004 and 2005.
Sydney Tar Ponds Agency
     The Sydney Tar Ponds is a hazardous chemical waste site adjacent to Sysco created by discharges from Sysco’s coke ovens into an adjacent creek. In June 1999, the Federal, Provincial and Municipal governments signed the Canada-Nova Scotia-Cape Breton Regional Municipality Cost-Sharing Agreement which provided for funding project costs of $62 million over the 1999-00 to 2001-02 fiscal years. This funding was for the investigation and recommendation of technologies that are to be used to carry out the remediation, as well as establish the global cost of remediation. As at March 31, 2005, $31.1 million has been charged to the Province’s $68.5 million Sydney Tar Ponds provision.

     The Province of Nova Scotia and the Canadian Government entered into a memorandum of understanding on May 14, 2004 respecting further cost sharing this project. The parties have agreed to spend not more than $400.0 million Canadian for the project. The Province of Nova Scotia has agreed to contribute to the cost of the project the lesser of 40% of the actual cost incurred or $120.0 million Canadian.
     Residents and former residents of Sydney and Whitney Pier, Nova Scotia have commenced a class action lawsuit against the Province seeking damages for environmental harm to both person and property resulting from the operation of the Sysco steel plant and the claim that the Province failed to remediated the site, The Province is unable to assess the likelihood of loss or estimate the amount of ultimate loss as this time. The plaintiffs issued a statement of claim in March of 2004. The first meeting with the case management judge was held on September 19, 2005. A further hearing is scheduled for January, 2006.
Nova Scotia Resources Limited
     Nova Scotia Resources Limited (“NSRL”), formerly a corporation owned by the Province, was established to invest in and manage the Province’s participation in petroleum, energy, and mineral projects. The Province has engaged in transactions since 1999 to liquidate the assets of NSRL, and as of October 23, 2003, the Province had completed the sale of its NSRL shares through a deal with Endless Energy Corporation of Alberta for $1.6 million. This brings the total proceeds from the sale of NSRL assets to $408 million since 1999; certain liquidating transactions are discussed below.
     Much as NSRL’s assets were sold during the 2000-01 fiscal year for proceeds of $355 million. NSRL’s 8.4% interest in the SOEP was sold, effective December 1, 2000. The offshore facilities and reserves were sold to Emera Inc for $315 million, and the onshore facilities were sold to a group consisting of ExxonMobil Canada Properties, Shell Canada Limited, Imperial Oil Resources, and Mosbacher Operating Limited for $40 million. The $355 million in proceeds of the sale of NSRL’s interest in SOEP were forwarded to the Province as a return of capital.
     The Province’s 50% working interest in the Deep Panuke project area was sold to the other 50% holder, PanCanadian Petroleum Limited (now EnCana Corporation), in October 1999, in exchange for a two per cent gross overriding royalty on the Province’s interest, which translates into one per cent of all Deep Panuke petroleum revenues. The gross overriding royalty was transferred in the summer of 2001 to 3052155 Nova Scotia Limited, a wholly owned Provincial Crown Corporation.
     On May 14, 2003, the Province accepted two cash bids totaling $5.8 million for the sale of the remaining assets of NSRL to Pengrowth Corporation and Shell Canada Limited. Pengrowth purchased NSRL’s interests in all significant discovery licenses except one for consideration of $4.5 million and an 10% net profits interest for the Province. Shell Canada Limited purchased NSRL’s interest in the remaining license, covering Deep Cohasset, for consideration of $1.3 million. The Pengrowth and Shell Canada purchase and sale agreements closed June 27, 2003 and July 29, 2003 respectively. Together with the Endless Energy Corporation share sale, the Province recognized the $5.9 million gain on disposal of these assets in 2003-04.
     3052155 Nova Scotia Limited has assumed the Promissory Note, originally issued by NSRL, with the Canada-Nova Scotia Offshore Petroleum Board in the amount of $17.5 million as evidence of financial responsibility with respect to its abandonment obligations related to the Cohasset-Panuke project. The Province has provided a guarantee on this note, which was still in place as of March 31, 2005. Additionally, as at March 31, 2005, the Province had accrued $19.5 million as it’s share of the site restoration.
     Net earnings for the year ended December 31, 2003, totaled $7.2 million on total revenues and gains on sale of assets of $6.2 million. For the year ended December 31, 2001, net earnings amounted to $203.5 million, resulting from a combination of earnings and a gain on sale of certain oil and gas properties. The net loss for the year ended December 31, 2000, was $41.5 million, mainly due to foreign exchange losses.

     The following table sets forth the revenues, expenditures and income (loss) for NSRL for the four calendar years 2000 through to 2003.
SUMMARY OF PROFIT AND LOSS FOR NOVA SCOTIA RESOURCES LIMITED

	2000	2001	2002	2003
	(in millions)
Total Revenues	$94.0	$69.8	$1.9	$1.7
Less: Total Expenses (recoveries)	135.5	26.9	1.4	(1.1)
Plus: Gain on Sale of Assets	0.0	160.6	(0.1)	4.4
Pre-Tax Income (Loss)	$(41.5)	$203.5	$0.4	$7.2
Nova Scotia Municipal Finance Corporation
     Nova Scotia Municipal Finance Corporation (“MFC”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1979, acts as a central borrowing agency for municipalities and municipal enterprises in Nova Scotia. Under the incorporating legislation, municipalities and municipal enterprises are required to raise their long-term capital requirements through the MFC except for borrowings from the Federal government, the Province, another municipality, or their agencies.
     The following table sets forth the revenues, expenditures and income (loss) for MFC for the five fiscal years ended March 31, 2001 through March 31, 2005.
SUMMARY OF PROFIT AND LOSS FOR MUNICIPAL FINANCE CORPORATION

	2001	2002	2003	2004	2005
	(in millions)
Total Revenues	$41.8	$34.1	$31.5	$30.8	$33.1
Total Expenditures	41.7	34.1	31.4	30.8	32.9
Pre-Tax Income (Loss)	$0.1	$—	$0.1	$—	0.2
Nova Scotia Power Finance Corporation
     On August 12, 1992, the Province of Nova Scotia completed the public sale of all the common shares of Nova Scotia Power Inc. (“NSPI”), an electric utility that had assumed the net operating assets of Nova Scotia Power Corporation (“NSPC”). Prior to that date, the utility was a Provincial Crown Corporation. Neither the Province nor NSP Finance Corporation will guarantee, assume or otherwise be responsible for any obligations of NSPI, and NSPI has agreed to indemnify NSP Finance Corporation and the Province against any claims arising out of the liabilities and commitments assumed by NSPI.
     In accordance with the Nova Scotia Power Corporation Privatization Agreement passed in 1992, the Nova Scotia Power Finance Corporation provides for defeasance of its debt. The portfolio of defeasance assets consists of Nova Scotia Power Corporation, other provincial government and utilities, Federal government and Federal US bonds, coupons or residuals.

FOREIGN EXCHANGE
     Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.
     Closing spot exchange rates for the US dollar in Canada, expressed in Canadian dollars per US dollar, are shown in the table below for 2001 through 2005.

					2005
Spot Rates	2001	2002	2003	2004	(to Oct 21)
High	1.6034	1.6125	1.5672	1.3957	1.2696
Low	1.4935	1.5122	1.2943	1.1759	1.1627
Close	1.5928	1.5776	1.2965	1.2020	1.1779
Average Noon	1.5484	1.5704	1.4015	1.3015	1.2196
Source: Bank of Canada
     On October 28, 2005 the closing spot rate for the US dollar in Canada, as reported by the Bank of Canada, was $1.1779.
     Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

			US (noon)	Pounds	Japanese
Closing Rate	at March 31	Euro	Dollar	Sterling	Yen
	2001		1.5774	2.2375	0.012560
	2002	1.3881	1.5935	2.2693	0.012016
	2003	1.6018	1.4693	2.3203	0.012445
	2004	1.6109	1.3105	2.4116	0.012577
	2005	1.5689	1.2096	2.2848	0.011283

OFFICIAL STATEMENTS
     The Minister of Finance, or his authorized representatives acting in their official capacities have supplied the information set forth in this Exhibit to Form 18-K.

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2005

	Date	Maturity
Series	of issue	Date	Amount Outstanding		Rate	Canadian	Sinking Funds (C)
Sinking Fund General							1,041,993,876.42

Canada Pension Plan Investment Fund (A)
C26	1-Apr-86	3-Mar-06	91,752,000.00	CAD	11.4800	91,752,000.00
C27	1-May-87	2-Mar-07	109,641,000.00	CAD	9.6100	109,641,000.00
C29	1-May-88	1-Mar-08	81,516,000.00	CAD	9.7700	81,516,000.00
C30	1-Jun-89	1-Dec-08	78,450,000.00	CAD	10.0800	78,450,000.00
C31	1-Jun-90	1-Mar-10	85,218,000.00	CAD	9.9000	85,218,000.00
C32	1-May-91	1-Aug-10	46,648,000.00	CAD	10.5800	46,648,000.00
C34	1-May-92	2-Jul-11	78,408,000.00	CAD	9.9200	78,408,000.00
C35	3-May-93	2-Jul-12	55,808,000.00	CAD	9.3700	55,808,000.00
C36	1-Mar-99	1-Mar-19	27,102,000.00	CAD	5.8700	27,102,000.00
C37	3-Mar-00	3-Mar-20	73,922,000.00	CAD	6.6100	73,922,000.00
C38	2-Mar-01	2-Mar-21	78,277,000.00	CAD	6.4000	78,277,000.00
C39	1-Mar-02	1-Mar-22	96,251,000.00	CAD	6.4000	96,251,000.00
C40 (E)	1-Mar-04	1-Mar-24	90,597,000.00	CAD	5.3900	90,597,000.00
C41	02-Jan-05	02-Jan-25	85,762,000.00	CAD	5.2700	85,762,000.00

			1,079,352,000.00			1,079,352,000.00	0.00

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2005

		Date of	Maturity					Sinking Funds
Series		issue	date	Amount Outstanding		Rate	Canadian	(C)
Payable in Canadian Dollar
7T	(B)	7-Sep-78	7-Sep-08	3,200,000.00	CAD	9.7500	3,200,000.00
8C		30-Apr-04	31-Oct-11	56,283,146.62 CAD		15.998	56,283,146.62
8S		3-Jul-85	3-Jul-09	150,000,000.00 CAD		11.2500	150,000,000.00	102,242,590.08
8U		12-Dec-85	12-Dec-09	150,000,000.00 CAD		10.8750	150,000,000.00	97,862,862.40
8V	(F)	15-Mar-00	15-Mar-16	140,340,109.00 CAD		8.8750	140,340,109.00	85,247,942.45
8V-PDR	(F)	15-Mar-00	15-Mar-16	12,146,666.43 CAD		8.8750	12,146,666.43
8V-SF	(F)	15-Mar-00	15-Mar-16	53,238,224.57 CAD		8.8750	53,238,224.57
9E-BMO	(F)	5-Sep-00	1-Mar-20	163,680,000.00 CAD		9.2500	163,680,000.00	105,028,684.68
9E-CIB	(F)	1-Mar-00	1-Mar-20	158,558,180.00 CAD		9.2500	158,558,180.00
9E-PDR	(F)	1-Sep-00	1-Mar-20	36,986,901.90 CAD		9.2500	36,986,901.90
9E-SF	(F)	1-Sep-00	1-Mar-20	49,974,918.09 CAD		9.2500	49,974,918.09
9K		30-Jan-92	30-Jan-22	200,000,000.00 CAD		9.6000	200,000,000.00	42,993,960.71
9L	(F)	1-Apr-00	1-Apr-22	162,960,000.00 CAD		8.7500	162,960,000.00	63,036,865.02
9L-PDR	(F)	2-Oct-00	1-Apr-22	52,297,788.62 CAD		8.7500	52,297,788.62
9L-SF	(F)	2-Oct-00	1-Apr-22	32,708,937.38 CAD		8.7500	32,708,937.38
9S		1-Jun-95	1-Dec-05	200,000,000.00 CAD		8.2500	200,000,000.00
9W		11-Oct-96	11-Oct-06	250,000,000.00 CAD		7.2500	250,000,000.00
9Z		3-Oct-97	1-Jun-27	550,000,000.00 CAD		6.6000	550,000,000.00
A4		20-Jan-99	1-Jun-09	500,000,000.00 CAD		5.4000	500,000,000.00
A6		10-Jan-00	29-Dec-05	250,000,000.00 CAD		6.2500	250,000,000.00
A7		15-Mar-00	1-Jun-05	300,000,000.00 CAD		6.4000	300,000,000.00
A8		1-Nov-00	1-Sep-10	300,000,000.00 CAD		6.4000	300,000,000.00
A8		26-Jun-00	1-Sep-10	300,000,000.00 CAD		6.4000	300,000,000.00
A9		19-Jan-01	15-Mar-06	350,000,000.00 CAD		5.5000	350,000,000.00
B1		14-May-01	1-Jun-11	350,000,000.00 CAD		6.2500	350,000,000.00
B1		12-Oct-01	1-Jun-11	300,000,000.00 CAD		6.2500	300,000,000.00
B2		12-Jun-01	31-Dec-01	300,000,000.00 CAD		6.6000	300,000,000.00
B3		21-May-02	20-Dec-07	100,000,000.00 CAD		5.2500	100,000,000.00
B3		22-Feb-02	20-Dec-07	200,000,000.00 CAD		5.2500	200,000,000.00
B4	(E)(F)	26-Feb-02	27-Feb-12	795,000,000.00 CAD		Floating	795,000,000.00
B5		1-Dec-03	1-Jun-33	200,000,000.00 CAD		5.8000	200,000,000.00
B5		30-Jan-04	1-Jun-33	200,000,000.00 CAD		5.8000	200,000,000.00
B5		12-Sep-03	1-Jun-33	200,000,000.00 CAD		5.8000	200,000,000.00
B6		14-Jan-05	14-Jan-15	200,000,000.00 CAD		4.7000	200,000,000.00

				7,267,374,872.61			7,267,374,872.61	496,412,905.34

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2005

		Date of	Maturity				Sinking Funds
Series		issue	date	Amount Outstanding	Rate	Canadian	(C)
Mid-Term Promissory Notes
P21		30-Oct-97	14-Mar-14	44,000,000.00 CAD	9.0000	44,000,000.00
P35	(E)	21-May-99	21-May-08	25,000,000.00 CAD	5.5800	25,000,000.00
P44	(F)	24-Feb-00	24-Feb-10	72,235,000.00 CAD	7.0650	72,235,000.00
P49		16-Apr-01	16-Apr-08	40,000,000.00 CAD	Floating	40,000,000.00
P56	(E)(F)	28-Dec-01	28-Dec-07	56,120,000.00 CAD	Floating	56,120,000.00
P57	(E)	2-Jan-02	3-Jan-07	185,000,000.00 CAD	Floating	185,000,000.00
P60	(E)	12-Feb-02	12-Feb-07	100,000,000.00 CAD	Floating	100,000,000.00
P62		15-May-02	16-May-05	75,000,000.00 CAD	Floating	75,000,000.00
P65		30-Sep-02	30-Sep-06	50,000,000.00 CAD	Floating	50,000,000.00
P66		18-Oct-02	16-Oct-06	50,000,000.00 CAD	Floating	50,000,000.00
P68	(E)	23-Dec-02	25-Sep-06	125,000,000.00 CAD	Floating	125,000,000.00
P69		15-Jan-03	15-Jan-07	100,000,000.00 CAD	Floating	100,000,000.00
P71		3-Feb-03	3-Feb-07	125,000,000.00 CAD	Floating	125,000,000.00
P73		21-Feb-03	21-Feb-08	50,000,000.00 CAD	Floating	50,000,000.00
P74		25-Feb-03	3-Apr-07	100,000,000.00 CAD	Floating	100,000,000.00
P75		16-Apr-03	16-Apr-08	125,000,000.00 CAD	Floating	125,000,000.00
P76	(E)(H)	23-May-03	21-May-15	40,000,000.00 CAD	Step-Up	40,000,000.00
P77	(E)(H)	14-Jul-03	14-Jul-15	35,000,000.00 CAD	Step-Up	35,000,000.00
P78	(E)	2-Sep-03	1-Jun-17	50,000,000.00 CAD	5.4600	50,000,000.00
P88	(E)(H)	29-Apr-04	29-Apr-19	20,000,000.00 CAD	5.5700	20,000,000.00

				1,467,355,000.00		1,467,355,000.0	0.00

Payable in United States Dollar
		19-Apr-04
8P	(E)(F)	18-Oct-01	18-Apr-19	110,040,000.00 USD	Floating	133,104,384.00
8V		15-Mar-86	15-Mar-16	0.00 USD	8.8750	0.00
9B	(E)	1-Feb-89	1-Feb-19	200,000,000.00 USD	9.5000	241,920,000.00	70,087,361.12
9C		1-Jul-89	1-Jul-19	200,000,000.00 USD	8.8750	241,920,000.00	65,317,304.21
9D		15-Nov-89	15-Nov-19	244,000,000.00 USD	8.2500	295,142,400.00	148,884,566.82
9E		1-Mar-90	1-Mar-20	0.00 USD	9.2500	0.00
9J		1-May-91	1-May-21	300,000,000.00 USD	9.1250	362,880,000.00	77,259,955.47
9L		1-Apr-92	1-Apr-22	117,403,000.00 USD	8.7500	142,010,668.80	5,088,112.46
9M		30-Jul-92	30-Jul-22	300,000,000.00 USD	8.2500	362,880,000.00	65,745,280.94
9N		27-Jul-93	27-Jul-13	300,000,000.00 USD	7.2500	362,880,000.00	139,571,685.26

				1,771,433,000.00		2,142,737,452.80	571,954,266.28
Payable in British Sterling
8C		31-Oct-81	31-Oct-11	0.00 GBP	16.7500	0.00
8P	(E)(F)	18-Apr-84	18-Apr-19	0.00 GBP	11.7500	0.00

				0.00		0.00	0.00

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2005

	Date of	Maturity
Series	issue	date	Amount Outstanding	Rate	Canadian	Sinking Funds (C)
Payable in Euros
P44	24-Feb-00	24-Feb-10	0.00 EUR	4.4750	0.00
P56	28-Dec-01	28-Dec-07	0.00 EUR	Floating	0.00

			0.00		0.00	0.00

LONG TERM TOTAL					11,956,819,325.41	2,110,361,048.04

Short Term Promissory Notes

P79 (E)(G)	30-Oct-04	30-Apr-05	20,000,000.00 CAD	Step-Up	20,000,000.00
P80 (E)(G)	18-Nov-03	18-May-05	50,000,000.00 CAD	Step-Up	50,000,000.00
P81 (E)(G)	10-Nov-04	10-May-05	20,000,000.00 CAD	Step-Up	20,000,000.00
P82 (E)(G)	1-Dec-03	1-Jun-05	30,000,000.00 CAD	Step-Up	30,000,000.00
P83 (E)(G)	23-Dec-03	23-Jun-05	15,000,000.00 CAD	Step-Up	15,000,000.00
P84 (E)(G)	13-Jan-04	13-Jul-05	20,000,000.00 CAD	Step-Up	20,000,000.00
P85 (E)(G)	19-Feb-04	19-Aug-05	20,000,000.00 CAD	Step-Up	20,000,000.00
P86 (E)(G)	01-Apr-04	01-Apr-05	35,000,000.00 CAD	Step-Up	35,000,000.00
P87 (E)(G)	08-Apr-04	08-Apr-05	55,000,000.00 CAD	Step-Up	55,000,000.00
P89 (E)(G)	10-Jun-04	10-Jun-15	40,000,000.00 CAD	Step-Up	40,000,000.00
P90 (E)(G)	10-Feb-04	10-Feb-05	30,000,000.00 CAD	Step-Up	30,000,000.00
P91 (E)(G)	01-Feb-04	01-Feb-05	20,000,000.00 CAD	Step-Up	20,000,000.00
P92 (E)(G)	17-Feb-04	17-Feb05	50,000,000.00 CAD	Step-Up	50,000,000.00
			405,000,000.00		405,000,000.00	0.00

SHORT TERM TOTAL					405,000,000.00	0.00

GRAND TOTAL					12,361,819,325.41	2,110,361,048.04

A.	Debentures held by the Canada Pension Plan Investment Fund are payable 20 years after their respective dates of issue, are not negotiable and not transferable or assignable, but are redeemable in whole or in part before maturity at the opinion of the Minister of Finance of Canada, on six months’ prior notice when he deems necessary in order to meet the requirements of the Canada Pension Plan.Debenture issues to be retired through annual principle payments.

B.	Debenture issues to be retired through annual principal repayments.

C.	Sinking fund payments normally commence on the first anniversary date of the issue of the debenture, and are generally designed to retire debt over a 20-year period unless the term of the issue is longer. Sinking fund investments consist primarily of debentures of the Province of Nova Scotia, provinces of Canada, and Government of Canada.

D.	Debenture payable in U.S. currency, totaling U.S. $1,771,443,000.00 and are reflected at the rate of exchange in effect at March 31, 2005.

E.	The Province has executed swap contracts to convert certain interest payments from a mixed to floating, or floating to fixed, or floating to floating basis for the fiscal year ended March 31, 2005.

F.	The Province has executed currency swap contracts/forward agreements to convert this debt into Canadian or United States denominated debt. See “Payable in Canadian Dollars” and “Payable in United States Dollars” in the table above.

G.	$405 million in short-term promissory notes, extendible in whole but not in part, on the initial extendible date and on each extendible date thereafter, on 15 days notice, at the option of the Province.

H.	$95 million in mid-term promissory notes, redeemable in whole but not in part, on the initial redemption date and on each redemption date thereafter, on 15 days notice, at the option of the Province.